UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 10, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 01 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

2.	A Stock Exchange Announcement dated 01 September 2017 entitled ‘TOTAL VOTING RIGHTS’

3.	A Stock Exchange Announcement dated 04 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

4.	A Stock Exchange Announcement dated 05 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

5.	A Stock Exchange Announcement dated 06 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

6.	A Stock Exchange Announcement dated 07 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

7.	A Stock Exchange Announcement dated 08 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

8.	A Stock Exchange Announcement dated 11 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

9.	A Stock Exchange Announcement dated 12 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

10.	A Stock Exchange Announcement dated 13 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

11.	A Stock Exchange Announcement dated 14 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

12.	A Stock Exchange Announcement dated 15 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

13.	A Stock Exchange Announcement dated 18 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

14.	A Stock Exchange Announcement dated 19 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

15.	A Stock Exchange Announcement dated 20 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

16.	A Stock Exchange Announcement dated 21 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

17.	A Stock Exchange Announcement dated 22 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

18.	A Stock Exchange Announcement dated 25 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

19.	A Stock Exchange Announcement dated 26 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

20.	A Stock Exchange Announcement dated 27 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

21.	A Stock Exchange Announcement dated 28 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

22.	A Stock Exchange Announcement dated 29 September 2017 entitled ‘TRANSACTION IN OWN SHARES’

01 September 2017

RNS: 5129P

1 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone and thereby to avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	31 August 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,562,034
Highest price paid per share (pence):	221.4500
Lowest price paid per share (pence):	218.5500
Volume weighted average price paid per share (pence):	220.6307

Vodafone intends to hold the purchased shares in treasury. Following the purchase of these shares, Vodafone holds 1,427,128,022 of its ordinary shares in treasury and has 27,387,542,546 ordinary shares in issue (excluding treasury shares).

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 31 August 2017 J.P. Morgan (as principal) elected to:

•                 sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 220.8511 pence per share as one transaction at 17:39 (BST) on the London Stock Exchange (transaction reference: 4958020602623978125-20170831 and

•                  purchase 2,934,153 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 31 August 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:30 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases - aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	220.1328	2,934,153
LSE	220.8511	6,627,881

Schedule of purchases - individual transactions

Number of shares purchased	Transaction price (pence per share)	Transaction Date and time (BST)	Trading venue	Transaction reference number
4510	219.0000	31-Aug-2017 08:01:00	XLON	84202842000001538-E0Wjhg5t2rfa20170831
3990	219.0000	31-Aug-2017 08:01:01	XLON	84202842000001538-E0Wjhg5t2rm620170831
2850	219.0000	31-Aug-2017 08:03:07	XLON	84202842000001538-E0Wjhg5t2vXh20170831
4740	219.0000	31-Aug-2017 08:03:07	XLON	84402844000002077-E0Wjhg5t2vXp20170831
5541	219.0000	31-Aug-2017 08:03:07	XLON	84402844000002077-E0Wjhg5t2vXl20170831
1366	219.0000	31-Aug-2017 08:03:07	XLON	84202842000001538-E0Wjhg5t2vXf20170831
2410	218.9500	31-Aug-2017 08:03:19	XLON	84402844000001526-E0Wjhg5t2vve20170831
8538	218.9500	31-Aug-2017 08:03:19	XLON	84402844000001526-E0Wjhg5t2vvc20170831
5583	218.9500	31-Aug-2017 08:03:19	XLON	84402844000001526-E0Wjhg5t2vvg20170831
8901	218.7500	31-Aug-2017 08:05:17	XLON	84202842000002634-E0Wjhg5t2zc920170831
371	218.8500	31-Aug-2017 08:07:15	XLON	84402844000003005-E0Wjhg5t337I20170831
1096	218.8500	31-Aug-2017 08:07:15	XLON	84402844000003005-E0Wjhg5t337G20170831
9255	219.0500	31-Aug-2017 08:07:28	XLON	84402844000003021-E0Wjhg5t33be20170831

4445	219.0000	31-Aug-2017 08:07:32	XLON	84402844000003039-E0Wjhg5t33j920170831
5869	218.8500	31-Aug-2017 08:08:01	XLON	84402844000003057-E0Wjhg5t34Y720170831
3013	218.9500	31-Aug-2017 08:08:01	XLON	84202842000003064-E0Wjhg5t34Wp20170831
2322	218.9500	31-Aug-2017 08:08:01	XLON	84202842000003064-E0Wjhg5t34Ws20170831
8026	219.2000	31-Aug-2017 08:13:28	XLON	84202842000004098-E0Wjhg5t3EuW20170831
1464	219.2500	31-Aug-2017 08:14:28	XLON	84402844000004280-E0Wjhg5t3GtD20170831
400	219.2500	31-Aug-2017 08:14:31	XLON	84202842000004291-E0Wjhg5t3Gy120170831
3000	219.3000	31-Aug-2017 08:14:42	XLON	84202842000004338-E0Wjhg5t3HLK20170831
2226	219.4000	31-Aug-2017 08:15:05	XLON	84402844000004404-E0Wjhg5t3IGL20170831
2329	219.4000	31-Aug-2017 08:15:05	XLON	84402844000004404-E0Wjhg5t3IGN20170831
3570	219.4000	31-Aug-2017 08:15:09	XLON	84402844000004419-E0Wjhg5t3IS020170831
1070	219.4500	31-Aug-2017 08:16:05	XLON	84402844000004585-E0Wjhg5t3KOC20170831
2031	219.4500	31-Aug-2017 08:16:05	XLON	84402844000004585-E0Wjhg5t3KOI20170831
2500	219.4500	31-Aug-2017 08:16:05	XLON	84402844000004585-E0Wjhg5t3KOE20170831
2353	219.4500	31-Aug-2017 08:16:05	XLON	84402844000004585-E0Wjhg5t3KOG20170831
2488	219.5000	31-Aug-2017 08:17:05	XLON	84202842000004965-E0Wjhg5t3Meq20170831
100	219.5000	31-Aug-2017 08:17:05	XLON	84202842000004965-E0Wjhg5t3Mem20170831

1464	219.5000	31-Aug-2017 08:17:05	XLON	84202842000004965-E0Wjhg5t3Meo20170831
1028	219.5000	31-Aug-2017 08:17:05	XLON	84202842000004965-E0Wjhg5t3Meu20170831
2900	219.5000	31-Aug-2017 08:17:05	XLON	84202842000004965-E0Wjhg5t3Mes20170831
2950	219.2000	31-Aug-2017 08:18:02	XLON	84402844000005165-E0Wjhg5t3OW920170831
5426	219.2000	31-Aug-2017 08:18:02	XLON	84402844000005165-E0Wjhg5t3OWN20170831
422	219.2000	31-Aug-2017 08:18:02	XLON	84402844000005165-E0Wjhg5t3OXA20170831
8798	219.1500	31-Aug-2017 08:19:04	XLON	84202842000005169-E0Wjhg5t3QKZ20170831
3000	219.1500	31-Aug-2017 08:19:54	XLON	84402844000005671-E0Wjhg5t3SFH20170831
1399	219.1500	31-Aug-2017 08:19:54	XLON	84402844000005671-E0Wjhg5t3SFJ20170831
18148	219.1000	31-Aug-2017 08:20:00	XLON	84402844000005619-E0Wjhg5t3SYV20170831
1560	219.0500	31-Aug-2017 08:20:11	XLON	84202842000005627-E0Wjhg5t3SyR20170831
6975	219.0500	31-Aug-2017 08:20:12	XLON	84202842000005627-E0Wjhg5t3SyP20170831
19376	218.9500	31-Aug-2017 08:20:45	XLON	84402844000005706-E0Wjhg5t3Ues20170831
1759	218.9000	31-Aug-2017 08:22:07	XLON	84202842000005947-E0Wjhg5t3Wor20170831
814	218.9000	31-Aug-2017 08:22:07	XLON	84202842000005947-E0Wjhg5t3Wp220170831
1683	218.9000	31-Aug-2017 08:22:07	XLON	84202842000005947-E0Wjhg5t3Wot20170831

4431	218.9000	31-Aug-2017 08:22:08	XLON	84202842000005947-E0Wjhg5t3Ws520170831
12516	218.9000	31-Aug-2017 08:24:00	XLON	84202842000006314-E0Wjhg5t3ZhF20170831
3308	218.7500	31-Aug-2017 08:25:17	XLON	84402844000006647-E0Wjhg5t3cVa20170831
6884	218.7500	31-Aug-2017 08:25:17	XLON	84402844000006647-E0Wjhg5t3cVc20170831
4007	218.8500	31-Aug-2017 08:27:49	XLON	84402844000007179-E0Wjhg5t3gwv20170831
1510	218.9000	31-Aug-2017 08:27:52	XLON	84402844000007283-E0Wjhg5t3gyt20170831
110	218.9000	31-Aug-2017 08:27:52	XLON	84402844000007283-E0Wjhg5t3gyr20170831
1483	218.8500	31-Aug-2017 08:28:01	XLON	84402844000007279-E0Wjhg5t3hDF20170831
1708	218.8500	31-Aug-2017 08:28:01	XLON	84402844000007279-E0Wjhg5t3hDH20170831
3253	218.8500	31-Aug-2017 08:28:01	XLON	84202842000007260-E0Wjhg5t3hDA20170831
4142	218.7500	31-Aug-2017 08:29:31	XLON	84402844000007233-E0Wjhg5t3jvm20170831
1486	218.7500	31-Aug-2017 08:29:31	XLON	84402844000007233-E0Wjhg5t3jvi20170831
3680	218.7000	31-Aug-2017 08:29:32	XLON	84402844000007552-E0Wjhg5t3k6K20170831
3071	218.8500	31-Aug-2017 08:31:25	XLON	84402844000007798-E0Wjhg5t3nny20170831
17205	218.7500	31-Aug-2017 08:32:42	XLON	84202842000008170-E0Wjhg5t3pjm20170831
4695	218.7500	31-Aug-2017 08:32:42	XLON	84402844000008125-E0Wjhg5t3pjo20170831
1844	218.7500	31-Aug-2017 08:32:42	XLON	84402844000008125-E0Wjhg5t3pjs20170831

1963	218.7500	31-Aug-2017 08:32:45	XLON	84402844000008125-E0Wjhg5t3pwk20170831
704	218.5500	31-Aug-2017 08:34:40	XLON	84402844000008463-E0Wjhg5t3tGW20170831
2242	218.5500	31-Aug-2017 08:34:40	XLON	84402844000008463-E0Wjhg5t3tGJ20170831
1243	218.5500	31-Aug-2017 08:34:45	XLON	84402844000008463-E0Wjhg5t3tSL20170831
290	218.7500	31-Aug-2017 08:36:15	XLON	84402844000008846-E0Wjhg5t3vUk20170831
537	218.7500	31-Aug-2017 08:37:23	XLON	84402844000008988-E0Wjhg5t3wwD20170831
15875	218.7500	31-Aug-2017 08:37:23	XLON	84402844000008961-E0Wjhg5t3wwM20170831
12039	218.7500	31-Aug-2017 08:37:23	XLON	84402844000008988-E0Wjhg5t3wwG20170831
2027	218.7000	31-Aug-2017 08:37:23	XLON	84202842000008876-E0Wjhg5t3wyJ20170831
4433	218.7000	31-Aug-2017 08:37:27	XLON	84202842000008876-E0Wjhg5t3x8j20170831
4008	218.7000	31-Aug-2017 08:37:27	XLON	84202842000008876-E0Wjhg5t3x8l20170831
2551	218.7000	31-Aug-2017 08:40:54	XLON	84402844000009602-E0Wjhg5t422Q20170831
2809	218.7000	31-Aug-2017 08:41:50	XLON	84202842000009801-E0Wjhg5t42qX20170831
2749	218.8000	31-Aug-2017 08:42:35	XLON	84202842000009875-E0Wjhg5t43ar20170831
10088	218.8000	31-Aug-2017 08:42:35	XLON	84402844000009791-E0Wjhg5t43ap20170831
7805	218.8000	31-Aug-2017 08:42:35	XLON	84402844000009790-E0Wjhg5t43an20170831

272	218.8000	31-Aug-2017 08:42:35	XLON	84202842000009875-E0Wjhg5t43au20170831
3851	218.8500	31-Aug-2017 08:43:38	XLON	84202842000010009-E0Wjhg5t44fz20170831
149	218.8500	31-Aug-2017 08:43:38	XLON	84202842000010009-E0Wjhg5t44g120170831
4285	218.8500	31-Aug-2017 08:43:38	XLON	84402844000009916-E0Wjhg5t44fx20170831
5180	218.8500	31-Aug-2017 08:46:01	XLON	84202842000010234-E0Wjhg5t47cD20170831
2895	218.8500	31-Aug-2017 08:49:21	XLON	84202842000010918-E0Wjhg5t4BQI20170831
4672	218.8500	31-Aug-2017 08:49:21	XLON	84202842000010918-E0Wjhg5t4BQK20170831
4776	218.8500	31-Aug-2017 08:49:21	XLON	84202842000010918-E0Wjhg5t4BQM20170831
1624	218.8500	31-Aug-2017 08:49:21	XLON	84202842000010918-E0Wjhg5t4BQQ20170831
3043	218.8500	31-Aug-2017 08:49:21	XLON	84202842000010918-E0Wjhg5t4BQO20170831
2024	218.9000	31-Aug-2017 08:51:01	XLON	84402844000011060-E0Wjhg5t4Dc920170831
3000	218.9000	31-Aug-2017 08:51:01	XLON	84402844000011060-E0Wjhg5t4Dc720170831
4000	218.9000	31-Aug-2017 08:51:01	XLON	84402844000011060-E0Wjhg5t4Dc520170831
13450	218.8000	31-Aug-2017 08:51:28	XLON	84402844000010832-E0Wjhg5t4EAX20170831
2400	218.9500	31-Aug-2017 08:52:41	XLON	84402844000011300-E0Wjhg5t4FbW20170831
1670	218.9500	31-Aug-2017 08:52:41	XLON	84402844000011300-E0Wjhg5t4FbY20170831
1603	218.9500	31-Aug-2017 08:52:41	XLON	84402844000011300-E0Wjhg5t4FbU20170831

5295	218.9000	31-Aug-2017 08:53:08	XLON	84202842000011381-E0Wjhg5t4G6L20170831
7148	218.9000	31-Aug-2017 08:54:54	XLON	84202842000011654-E0Wjhg5t4HyL20170831
571	218.9000	31-Aug-2017 08:54:54	XLON	84202842000011654-E0Wjhg5t4HyN20170831
649	218.9000	31-Aug-2017 08:54:54	XLON	84202842000011654-E0Wjhg5t4HyJ20170831
10285	218.9000	31-Aug-2017 08:56:15	XLON	84202842000011857-E0Wjhg5t4JY220170831
11365	218.9000	31-Aug-2017 08:56:15	XLON	84202842000011887-E0Wjhg5t4JY420170831
2898	218.9000	31-Aug-2017 09:00:06	XLON	84202842000012322-E0Wjhg5t4NyG20170831
4300	218.8500	31-Aug-2017 09:00:34	XLON	84402844000011534-E0Wjhg5t4OWu20170831
4069	218.8000	31-Aug-2017 09:02:53	XLON	84402844000012147-E0Wjhg5t4QZ520170831
14359	218.8500	31-Aug-2017 09:02:53	XLON	84202842000012631-E0Wjhg5t4QXg20170831
15154	218.8500	31-Aug-2017 09:02:53	XLON	84402844000012570-E0Wjhg5t4QXe20170831
2974	218.9500	31-Aug-2017 09:05:54	XLON	84402844000012969-E0Wjhg5t4Twe20170831
1377	218.9500	31-Aug-2017 09:05:54	XLON	84402844000012969-E0Wjhg5t4Twi20170831
2859	218.9500	31-Aug-2017 09:05:54	XLON	84402844000012969-E0Wjhg5t4Twa20170831
1260	218.9500	31-Aug-2017 09:05:54	XLON	84402844000012969-E0Wjhg5t4Twc20170831
3000	218.9500	31-Aug-2017 09:05:54	XLON	84402844000012969-E0Wjhg5t4Twg20170831

1244	218.9000	31-Aug-2017 09:06:14	XLON	84202842000012988-E0Wjhg5t4UOU20170831
4976	218.9000	31-Aug-2017 09:08:47	XLON	84402844000013295-E0Wjhg5t4WHf20170831
4354	218.9000	31-Aug-2017 09:09:21	XLON	84202842000013388-E0Wjhg5t4WsE20170831
287	218.9000	31-Aug-2017 09:09:21	XLON	84202842000013388-E0Wjhg5t4WsC20170831
8	218.9000	31-Aug-2017 09:09:33	XLON	84402844000013407-E0Wjhg5t4XAZ20170831
3000	218.9000	31-Aug-2017 09:09:33	XLON	84402844000013407-E0Wjhg5t4XAX20170831
5971	218.8500	31-Aug-2017 09:10:24	XLON	84402844000013150-E0Wjhg5t4YHr20170831
616	218.8500	31-Aug-2017 09:11:44	XLON	84202842000013701-E0Wjhg5t4a7S20170831
1235	218.8500	31-Aug-2017 09:11:44	XLON	84202842000013701-E0Wjhg5t4a7W20170831
4354	218.8500	31-Aug-2017 09:11:44	XLON	84202842000013701-E0Wjhg5t4a7U20170831
3000	218.9000	31-Aug-2017 09:13:11	XLON	84402844000013858-E0Wjhg5t4bnp20170831
3400	218.9000	31-Aug-2017 09:13:22	XLON	84402844000013886-E0Wjhg5t4c2e20170831
3000	218.9000	31-Aug-2017 09:13:22	XLON	84402844000013886-E0Wjhg5t4c2c20170831
2205	219.0000	31-Aug-2017 09:14:21	XLON	84402844000014092-E0Wjhg5t4dLp20170831
2792	219.0500	31-Aug-2017 09:15:54	XLON	84202842000014335-E0Wjhg5t4fJi20170831
2500	219.3500	31-Aug-2017 09:21:01	XLON	84202842000014913-E0Wjhg5t4lwy20170831
3000	219.3500	31-Aug-2017 09:21:01	XLON	84202842000014913-E0Wjhg5t4lww20170831

3000	219.3500	31-Aug-2017 09:21:01	XLON	84202842000014913-E0Wjhg5t4lx020170831
4795	219.3500	31-Aug-2017 09:21:01	XLON	84202842000014913-E0Wjhg5t4lx220170831
1749	219.3500	31-Aug-2017 09:21:03	XLON	84402844000014896-E0Wjhg5t4m1m20170831
3000	219.3500	31-Aug-2017 09:21:03	XLON	84402844000014896-E0Wjhg5t4m1k20170831
5162	219.2000	31-Aug-2017 09:22:39	XLON	84202842000015133-E0Wjhg5t4oNR20170831
2465	219.2500	31-Aug-2017 09:23:24	XLON	84202842000015237-E0Wjhg5t4pKw20170831
3914	219.2500	31-Aug-2017 09:23:24	XLON	84202842000015237-E0Wjhg5t4pKy20170831
2924	219.2500	31-Aug-2017 09:23:24	XLON	84202842000015237-E0Wjhg5t4pL020170831
5512	219.2000	31-Aug-2017 09:23:58	XLON	84202842000015238-E0Wjhg5t4qPL20170831
3324	219.3500	31-Aug-2017 09:31:11	XLON	84202842000016343-E0Wjhg5t4ytT20170831
2833	219.3500	31-Aug-2017 09:31:11	XLON	84402844000016210-E0Wjhg5t4ytZ20170831
2814	219.3500	31-Aug-2017 09:31:11	XLON	84402844000016212-E0Wjhg5t4ytb20170831
2808	219.3500	31-Aug-2017 09:31:11	XLON	84402844000016213-E0Wjhg5t4ytd20170831
2857	219.3500	31-Aug-2017 09:31:11	XLON	84202842000016344-E0Wjhg5t4ytV20170831
2846	219.3500	31-Aug-2017 09:31:11	XLON	84402844000016209-E0Wjhg5t4ytX20170831
3512	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yvD20170831

452	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yvH20170831
3100	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yvF20170831
4769	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yvB20170831
3000	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yv720170831
2500	219.3500	31-Aug-2017 09:31:12	XLON	84202842000016376-E0Wjhg5t4yv920170831
2897	219.2500	31-Aug-2017 09:32:37	XLON	84202842000016596-E0Wjhg5t51cR20170831
206	219.2500	31-Aug-2017 09:32:37	XLON	84202842000016596-E0Wjhg5t51cP20170831
4293	219.2500	31-Aug-2017 09:32:37	XLON	84202842000016596-E0Wjhg5t51cN20170831
2298	219.2500	31-Aug-2017 09:32:37	XLON	84202842000016596-E0Wjhg5t51cT20170831
4470	219.3000	31-Aug-2017 09:35:43	XLON	84202842000017077-E0Wjhg5t54R120170831
4153	219.3000	31-Aug-2017 09:35:43	XLON	84202842000017077-E0Wjhg5t54R320170831
2784	219.3000	31-Aug-2017 09:35:43	XLON	84202842000017077-E0Wjhg5t54Qz20170831
1691	219.3000	31-Aug-2017 09:35:43	XLON	84202842000017077-E0Wjhg5t54R520170831
8930	219.2500	31-Aug-2017 09:36:00	XLON	84202842000017078-E0Wjhg5t54x820170831
3362	219.2500	31-Aug-2017 09:36:00	XLON	84202842000017097-E0Wjhg5t54xC20170831
2400	219.3000	31-Aug-2017 09:36:12	XLON	84402844000016911-E0Wjhg5t55Js20170831
2500	219.3000	31-Aug-2017 09:36:12	XLON	84402844000016911-E0Wjhg5t55Jq20170831

2820	219.3000	31-Aug-2017 09:36:12	XLON	84402844000016911-E0Wjhg5t55Ju20170831
2913	219.3000	31-Aug-2017 09:38:02	XLON	84402844000017153-E0Wjhg5t57UE20170831
2243	219.3000	31-Aug-2017 09:38:02	XLON	84402844000017153-E0Wjhg5t57UC20170831
6380	219.3000	31-Aug-2017 09:41:49	XLON	84202842000017875-E0Wjhg5t5C5A20170831
1935	219.4000	31-Aug-2017 09:42:56	XLON	84402844000017711-E0Wjhg5t5DD520170831
2500	219.4000	31-Aug-2017 09:42:56	XLON	84402844000017711-E0Wjhg5t5DD320170831
3000	219.4000	31-Aug-2017 09:42:56	XLON	84402844000017711-E0Wjhg5t5DD120170831
849	219.5500	31-Aug-2017 09:44:30	XLON	84402844000017890-E0Wjhg5t5F5K20170831
1953	219.7000	31-Aug-2017 09:46:19	XLON	84202842000018378-E0Wjhg5t5HXe20170831
1541	219.7000	31-Aug-2017 09:46:49	XLON	84202842000018378-E0Wjhg5t5HyC20170831
3317	219.7000	31-Aug-2017 09:46:49	XLON	84202842000018379-E0Wjhg5t5HyE20170831
2994	219.7000	31-Aug-2017 09:46:49	XLON	84202842000018380-E0Wjhg5t5HyI20170831
2833	219.7000	31-Aug-2017 09:46:49	XLON	84402844000018153-E0Wjhg5t5Hyc20170831
2838	219.7000	31-Aug-2017 09:46:49	XLON	84402844000018114-E0Wjhg5t5HyG20170831
2827	219.7000	31-Aug-2017 09:46:49	XLON	84402844000018115-E0Wjhg5t5HyK20170831
2487	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8m20170831

450	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8e20170831
592	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8q20170831
7985	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8o20170831
4140	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8i20170831
1321	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8k20170831
3417	219.7000	31-Aug-2017 09:50:39	XLON	84402844000018578-E0Wjhg5t5M8g20170831
1839	219.7000	31-Aug-2017 09:51:13	XLON	84402844000018625-E0Wjhg5t5Mfp20170831
100	219.7000	31-Aug-2017 09:51:13	XLON	84402844000018625-E0Wjhg5t5Mfn20170831
427	219.7000	31-Aug-2017 09:51:24	XLON	84402844000018643-E0Wjhg5t5Msd20170831
2806	219.7500	31-Aug-2017 09:55:04	XLON	84202842000019089-E0Wjhg5t5QYQ20170831
2831	219.7500	31-Aug-2017 09:55:04	XLON	84202842000019264-E0Wjhg5t5QYc20170831
2845	219.7500	31-Aug-2017 09:55:04	XLON	84402844000018948-E0Wjhg5t5QYY20170831
2849	219.7500	31-Aug-2017 09:55:04	XLON	84202842000019140-E0Wjhg5t5QYS20170831
6563	219.7500	31-Aug-2017 09:55:04	XLON	84202842000019066-E0Wjhg5t5QYM20170831
1304	219.6000	31-Aug-2017 09:56:07	XLON	84202842000019443-E0Wjhg5t5RUl20170831
1740	219.6000	31-Aug-2017 09:56:07	XLON	84202842000019443-E0Wjhg5t5RUn20170831
3661	219.6000	31-Aug-2017 09:56:07	XLON	84202842000019443-E0Wjhg5t5RUp20170831

5268	219.5500	31-Aug-2017 09:56:44	XLON	84402844000019177-E0Wjhg5t5RzD20170831
3451	219.5000	31-Aug-2017 09:56:52	XLON	84202842000019431-E0Wjhg5t5S9h20170831
4530	219.5000	31-Aug-2017 09:56:52	XLON	84402844000019190-E0Wjhg5t5S9l20170831
2775	219.5000	31-Aug-2017 09:56:52	XLON	84202842000019431-E0Wjhg5t5S9j20170831
7667	219.4500	31-Aug-2017 09:58:32	XLON	84402844000019339-E0Wjhg5t5TEr20170831
2475	219.4500	31-Aug-2017 09:58:32	XLON	84402844000019339-E0Wjhg5t5TEu20170831
11833	219.4000	31-Aug-2017 09:59:01	XLON	84202842000019599-E0Wjhg5t5TcQ20170831
3381	219.3500	31-Aug-2017 09:59:04	XLON	84402844000019354-E0Wjhg5t5TgA20170831
7292	219.9500	31-Aug-2017 10:06:58	XLON	84402844000020300-E0Wjhg5t5cow20170831
1686	219.9500	31-Aug-2017 10:08:22	XLON	84202842000020742-E0Wjhg5t5epx20170831
3000	219.9500	31-Aug-2017 10:08:25	XLON	84402844000020484-E0Wjhg5t5ewj20170831
1250	219.9500	31-Aug-2017 10:08:25	XLON	84402844000020484-E0Wjhg5t5ewl20170831
4570	219.7500	31-Aug-2017 10:11:05	XLON	84402844000020968-E0Wjhg5t5iUj20170831
1155	219.7500	31-Aug-2017 10:11:05	XLON	84402844000020968-E0Wjhg5t5iUe20170831
2251	219.7500	31-Aug-2017 10:11:05	XLON	84402844000020968-E0Wjhg5t5iUh20170831
5067	219.7500	31-Aug-2017 10:11:05	XLON	84402844000020969-E0Wjhg5t5iUl20170831

411	219.7000	31-Aug-2017 10:11:07	XLON	84202842000021267-E0Wjhg5t5iX920170831
202	219.7000	31-Aug-2017 10:11:08	XLON	84202842000021267-E0Wjhg5t5iXn20170831
2557	219.7000	31-Aug-2017 10:11:47	XLON	84202842000021267-E0Wjhg5t5j8a20170831
1250	219.8000	31-Aug-2017 10:14:36	XLON	84402844000021579-E0Wjhg5t5m4P20170831
3000	219.8000	31-Aug-2017 10:14:36	XLON	84402844000021579-E0Wjhg5t5m4N20170831
3000	219.8000	31-Aug-2017 10:14:37	XLON	84202842000021898-E0Wjhg5t5m6j20170831
4536	219.8000	31-Aug-2017 10:14:41	XLON	84202842000021916-E0Wjhg5t5mGg20170831
3512	219.7500	31-Aug-2017 10:16:23	XLON	84402844000021885-E0Wjhg5t5oNY20170831
1237	219.7500	31-Aug-2017 10:16:23	XLON	84402844000021885-E0Wjhg5t5oNU20170831
3899	219.7500	31-Aug-2017 10:16:23	XLON	84402844000021885-E0Wjhg5t5oNW20170831
2446	219.7500	31-Aug-2017 10:16:23	XLON	84402844000021885-E0Wjhg5t5oNS20170831
770	219.7500	31-Aug-2017 10:16:23	XLON	84402844000021885-E0Wjhg5t5oNa20170831
3447	219.7500	31-Aug-2017 10:18:37	XLON	84202842000022502-E0Wjhg5t5r3N20170831
6807	219.7500	31-Aug-2017 10:18:37	XLON	84202842000022503-E0Wjhg5t5r3P20170831
3534	219.7500	31-Aug-2017 10:18:37	XLON	84202842000022503-E0Wjhg5t5r3U20170831
10341	219.7500	31-Aug-2017 10:18:37	XLON	84202842000022401-E0Wjhg5t5r3720170831
4042	219.8500	31-Aug-2017 10:23:30	XLON	84202842000023154-E0Wjhg5t5wUy20170831

4633	219.8000	31-Aug-2017 10:23:43	XLON	84202842000022968-E0Wjhg5t5wnt20170831
2439	219.9000	31-Aug-2017 10:24:40	XLON	84202842000023398-E0Wjhg5t5xzF20170831
2910	219.9000	31-Aug-2017 10:24:55	XLON	84202842000023398-E0Wjhg5t5yGX20170831
2342	219.9000	31-Aug-2017 10:26:35	XLON	84202842000023718-E0Wjhg5t5zgH20170831
6948	219.9000	31-Aug-2017 10:29:18	XLON	84402844000023560-E0Wjhg5t62QO20170831
2151	219.8500	31-Aug-2017 10:29:22	XLON	84202842000023872-E0Wjhg5t62XH20170831
912	219.8500	31-Aug-2017 10:29:22	XLON	84202842000023872-E0Wjhg5t62Xi20170831
5604	219.9500	31-Aug-2017 10:32:15	XLON	84402844000024245-E0Wjhg5t65BI20170831
13803	219.9500	31-Aug-2017 10:32:15	XLON	84202842000024521-E0Wjhg5t65BN20170831
767	219.9500	31-Aug-2017 10:32:15	XLON	84402844000024245-E0Wjhg5t65BL20170831
1184	219.9500	31-Aug-2017 10:32:15	XLON	84402844000024156-E0Wjhg5t65B820170831
13681	219.9500	31-Aug-2017 10:32:15	XLON	84402844000024156-E0Wjhg5t65BA20170831
3691	219.8500	31-Aug-2017 10:34:13	XLON	84402844000024297-E0Wjhg5t66rN20170831
1347	219.9500	31-Aug-2017 10:39:15	XLON	84202842000025725-E0Wjhg5t6CDW20170831
94	219.9500	31-Aug-2017 10:39:15	XLON	84202842000025725-E0Wjhg5t6CDS20170831
1700	219.9500	31-Aug-2017 10:39:15	XLON	84202842000025725-E0Wjhg5t6CDU20170831

797	219.9500	31-Aug-2017 10:39:21	XLON	84402844000025440-E0Wjhg5t6CNB20170831
877	219.9500	31-Aug-2017 10:39:36	XLON	84202842000025796-E0Wjhg5t6Chi20170831
1915	219.9500	31-Aug-2017 10:39:36	XLON	84202842000025796-E0Wjhg5t6Chk20170831
3000	220.2500	31-Aug-2017 10:43:02	XLON	84202842000026322-E0Wjhg5t6Glf20170831
2048	220.2000	31-Aug-2017 10:43:05	XLON	84402844000026056-E0Wjhg5t6GnP20170831
2500	220.2000	31-Aug-2017 10:43:05	XLON	84402844000026056-E0Wjhg5t6GnN20170831
7110	220.2500	31-Aug-2017 10:45:18	XLON	84202842000026555-E0Wjhg5t6IPl20170831
3000	220.2500	31-Aug-2017 10:46:24	XLON	84202842000026906-E0Wjhg5t6JYv20170831
1277	220.2500	31-Aug-2017 10:46:24	XLON	84202842000026906-E0Wjhg5t6JYt20170831
949	220.2500	31-Aug-2017 10:46:26	XLON	84202842000026907-E0Wjhg5t6JZm20170831
3000	220.2500	31-Aug-2017 10:46:26	XLON	84202842000026907-E0Wjhg5t6JZk20170831
100	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvq20170831
1215	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvu20170831
1467	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvo20170831
44	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvs20170831
2060	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvm20170831
1207	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvy20170831

4234	220.2000	31-Aug-2017 10:49:57	XLON	84202842000027503-E0Wjhg5t6Mvw20170831
3164	220.1500	31-Aug-2017 10:50:05	XLON	84402844000027154-E0Wjhg5t6NBl20170831
8169	220.2500	31-Aug-2017 10:51:22	XLON	84402844000027445-E0Wjhg5t6PBA20170831
8169	220.2000	31-Aug-2017 10:51:25	XLON	84402844000027417-E0Wjhg5t6PM620170831
3264	220.2000	31-Aug-2017 10:52:59	XLON	84202842000028025-E0Wjhg5t6RLy20170831
2976	220.2000	31-Aug-2017 10:52:59	XLON	84202842000028025-E0Wjhg5t6RMF20170831
4329	220.2000	31-Aug-2017 10:52:59	XLON	84202842000028025-E0Wjhg5t6RMA20170831
235	220.1500	31-Aug-2017 10:53:01	XLON	84402844000027446-E0Wjhg5t6RQe20170831
5365	220.2500	31-Aug-2017 10:56:28	XLON	84202842000028656-E0Wjhg5t6Vc720170831
5329	220.2500	31-Aug-2017 10:56:28	XLON	84202842000028656-E0Wjhg5t6Vc920170831
12639	220.2000	31-Aug-2017 10:56:35	XLON	84402844000028330-E0Wjhg5t6Vkf20170831
1200	220.0500	31-Aug-2017 10:59:14	XLON	84402844000028388-E0Wjhg5t6YwU20170831
9	220.0500	31-Aug-2017 11:00:48	XLON	84402844000028388-E0Wjhg5t6b0R20170831
4015	220.0500	31-Aug-2017 11:01:50	XLON	84402844000028388-E0Wjhg5t6cBH20170831
491	220.0500	31-Aug-2017 11:01:55	XLON	84402844000028388-E0Wjhg5t6cEC20170831
702	220.0500	31-Aug-2017 11:02:09	XLON	84402844000028388-E0Wjhg5t6cWa20170831

7098	219.9500	31-Aug-2017 11:02:27	XLON	84202842000029018-E0Wjhg5t6cuT20170831
1250	220.0500	31-Aug-2017 11:05:48	XLON	84402844000029958-E0Wjhg5t6hQr20170831
3000	220.0500	31-Aug-2017 11:05:48	XLON	84402844000029958-E0Wjhg5t6hQp20170831
6640	220.0500	31-Aug-2017 11:05:48	XLON	84402844000029958-E0Wjhg5t6hR020170831
9983	220.0000	31-Aug-2017 11:06:25	XLON	84202842000030236-E0Wjhg5t6iZE20170831
8147	219.9500	31-Aug-2017 11:06:27	XLON	84402844000029792-E0Wjhg5t6idR20170831
3192	219.8000	31-Aug-2017 11:09:43	XLON	84402844000030218-E0Wjhg5t6m4n20170831
6092	219.7500	31-Aug-2017 11:11:28	XLON	84202842000030770-E0Wjhg5t6nzd20170831
5106	219.7000	31-Aug-2017 11:11:30	XLON	84402844000030724-E0Wjhg5t6o8f20170831
7705	219.6000	31-Aug-2017 11:16:17	XLON	84202842000031919-E0Wjhg5t6sa020170831
2856	219.6500	31-Aug-2017 11:16:55	XLON	84202842000032038-E0Wjhg5t6t9e20170831
8869	219.7500	31-Aug-2017 11:21:30	XLON	84402844000032443-E0Wjhg5t6xHG20170831
3000	219.7500	31-Aug-2017 11:21:57	XLON	84402844000032573-E0Wjhg5t6xnm20170831
214	219.7500	31-Aug-2017 11:21:57	XLON	84402844000032573-E0Wjhg5t6xno20170831
3422	219.7000	31-Aug-2017 11:22:15	XLON	84402844000032328-E0Wjhg5t6y6q20170831
8381	219.7000	31-Aug-2017 11:22:15	XLON	84402844000032328-E0Wjhg5t6y6n20170831
1437	219.7000	31-Aug-2017 11:22:15	XLON	84202842000032900-E0Wjhg5t6y6l20170831

1070	219.6500	31-Aug-2017 11:23:44	XLON	84402844000032597-E0Wjhg5t6zOn20170831
267	219.8000	31-Aug-2017 11:27:35	XLON	84202842000034039-E0Wjhg5t740h20170831
1255	219.8000	31-Aug-2017 11:27:35	XLON	84202842000034039-E0Wjhg5t740j20170831
2624	219.9500	31-Aug-2017 11:28:05	XLON	84402844000033778-E0Wjhg5t74jH20170831
169	219.9500	31-Aug-2017 11:28:05	XLON	84402844000033778-E0Wjhg5t74k320170831
1500	220.1500	31-Aug-2017 11:31:20	XLON	84202842000034695-E0Wjhg5t78fP20170831
78	220.1500	31-Aug-2017 11:31:20	XLON	84202842000034695-E0Wjhg5t78fN20170831
3672	220.2000	31-Aug-2017 11:31:21	XLON	84402844000034315-E0Wjhg5t78g120170831
2039	220.2000	31-Aug-2017 11:31:21	XLON	84402844000034315-E0Wjhg5t78fx20170831
1250	220.2000	31-Aug-2017 11:31:21	XLON	84402844000034315-E0Wjhg5t78fz20170831
738	220.2000	31-Aug-2017 11:33:25	XLON	84402844000034595-E0Wjhg5t7B1K20170831
6200	220.2000	31-Aug-2017 11:33:25	XLON	84402844000034595-E0Wjhg5t7B1M20170831
2900	220.1000	31-Aug-2017 11:35:24	XLON	84202842000035353-E0Wjhg5t7D9k20170831
4006	220.1000	31-Aug-2017 11:35:24	XLON	84202842000035353-E0Wjhg5t7D9i20170831
1168	220.0500	31-Aug-2017 11:36:28	XLON	84402844000035060-E0Wjhg5t7E8z20170831
2182	220.0500	31-Aug-2017 11:36:49	XLON	84402844000035060-E0Wjhg5t7ERC20170831

244	220.0500	31-Aug-2017 11:38:01	XLON	84202842000035706-E0Wjhg5t7Fg320170831
2969	220.0500	31-Aug-2017 11:40:00	XLON	84402844000035691-E0Wjhg5t7Hfc20170831
1463	220.0500	31-Aug-2017 11:40:00	XLON	84402844000035718-E0Wjhg5t7Hfi20170831
6771	220.0500	31-Aug-2017 11:40:00	XLON	84202842000036089-E0Wjhg5t7HfU20170831
3026	220.0500	31-Aug-2017 11:40:00	XLON	84402844000035710-E0Wjhg5t7Hfg20170831
1462	220.0500	31-Aug-2017 11:40:00	XLON	84402844000035718-E0Wjhg5t7Hfo20170831
3520	220.0500	31-Aug-2017 11:40:00	XLON	84402844000035680-E0Wjhg5t7Hfe20170831
1137	220.0000	31-Aug-2017 11:40:30	XLON	84202842000036126-E0Wjhg5t7IIF20170831
1700	220.0000	31-Aug-2017 11:40:33	XLON	84202842000036126-E0Wjhg5t7IOc20170831
829	220.0000	31-Aug-2017 11:40:34	XLON	84202842000036126-E0Wjhg5t7IPf20170831
8160	219.9500	31-Aug-2017 11:42:30	XLON	84402844000036154-E0Wjhg5t7JvE20170831
325	219.9500	31-Aug-2017 11:44:53	XLON	84202842000037033-E0Wjhg5t7Mcz20170831
1047	219.9500	31-Aug-2017 11:44:53	XLON	84202842000037033-E0Wjhg5t7Mcw20170831
620	219.9500	31-Aug-2017 11:45:00	XLON	84202842000037033-E0Wjhg5t7MhK20170831
4222	219.9500	31-Aug-2017 11:45:38	XLON	84202842000037033-E0Wjhg5t7N5y20170831
6500	219.9500	31-Aug-2017 11:45:38	XLON	84202842000037033-E0Wjhg5t7N5v20170831
14612	219.9000	31-Aug-2017 11:45:59	XLON	84402844000036585-E0Wjhg5t7NJq20170831

158	219.9000	31-Aug-2017 11:50:54	XLON	84402844000037348-E0Wjhg5t7SIw20170831
1900	219.9000	31-Aug-2017 11:50:54	XLON	84402844000037348-E0Wjhg5t7SJQ20170831
2600	219.9000	31-Aug-2017 11:50:56	XLON	84202842000037755-E0Wjhg5t7SLg20170831
1662	219.9000	31-Aug-2017 11:50:56	XLON	84402844000037348-E0Wjhg5t7SLe20170831
472	219.9000	31-Aug-2017 11:50:57	XLON	84202842000037755-E0Wjhg5t7SMC20170831
6023	219.8500	31-Aug-2017 11:52:25	XLON	84202842000038198-E0Wjhg5t7TiN20170831
9555	219.8500	31-Aug-2017 11:54:07	XLON	84202842000038565-E0Wjhg5t7VYJ20170831
6512	219.8000	31-Aug-2017 11:54:10	XLON	84402844000037595-E0Wjhg5t7Vd220170831
2190	219.7500	31-Aug-2017 11:58:02	XLON	84402844000038750-E0Wjhg5t7Zr920170831
5182	219.7500	31-Aug-2017 11:58:02	XLON	84402844000038750-E0Wjhg5t7Zr620170831
481	219.7500	31-Aug-2017 11:58:02	XLON	84402844000038750-E0Wjhg5t7ZrF20170831
2700	219.7000	31-Aug-2017 11:58:10	XLON	84402844000038193-E0Wjhg5t7Zyt20170831
1708	219.7000	31-Aug-2017 11:58:52	XLON	84402844000038193-E0Wjhg5t7atG20170831
6047	219.6500	31-Aug-2017 11:59:20	XLON	84202842000038888-E0Wjhg5t7bzR20170831
6259	219.6500	31-Aug-2017 11:59:20	XLON	84402844000038220-E0Wjhg5t7bzP20170831
3131	219.6000	31-Aug-2017 11:59:28	XLON	84402844000038889-E0Wjhg5t7cG820170831

1839	219.5500	31-Aug-2017 11:59:33	XLON	84202842000039474-E0Wjhg5t7cQY20170831
1132	219.5500	31-Aug-2017 11:59:33	XLON	84202842000039474-E0Wjhg5t7cQW20170831
500	219.7000	31-Aug-2017 12:05:17	XLON	84202842000041327-E0Wjhg5t7mav20170831
1000	219.7000	31-Aug-2017 12:05:19	XLON	84202842000041327-E0Wjhg5t7mcK20170831
3000	219.9000	31-Aug-2017 12:08:14	XLON	84202842000041807-E0Wjhg5t7pdf20170831
995	219.9000	31-Aug-2017 12:08:14	XLON	84202842000041807-E0Wjhg5t7pdh20170831
2800	219.9000	31-Aug-2017 12:08:14	XLON	84202842000041807-E0Wjhg5t7pdd20170831
1254	219.9000	31-Aug-2017 12:09:50	XLON	84202842000042035-E0Wjhg5t7r2V20170831
1888	219.9000	31-Aug-2017 12:09:50	XLON	84202842000042035-E0Wjhg5t7r2T20170831
4027	219.9000	31-Aug-2017 12:09:53	XLON	84202842000042045-E0Wjhg5t7rCN20170831
2507	219.9000	31-Aug-2017 12:11:01	XLON	84402844000041957-E0Wjhg5t7sKr20170831
1883	219.9000	31-Aug-2017 12:11:01	XLON	84402844000041957-E0Wjhg5t7sKt20170831
1346	219.9000	31-Aug-2017 12:12:32	XLON	84402844000042137-E0Wjhg5t7tYq20170831
1250	219.9000	31-Aug-2017 12:12:32	XLON	84402844000042137-E0Wjhg5t7tYs20170831
3000	219.9000	31-Aug-2017 12:12:32	XLON	84402844000042137-E0Wjhg5t7tYm20170831
2385	219.9000	31-Aug-2017 12:12:32	XLON	84402844000042137-E0Wjhg5t7tYo20170831
1901	219.8500	31-Aug-2017 12:13:17	XLON	84202842000042292-E0Wjhg5t7uGX20170831

921	219.8500	31-Aug-2017 12:13:17	XLON	84202842000042292-E0Wjhg5t7uDl20170831
100	219.8500	31-Aug-2017 12:13:44	XLON	84202842000042292-E0Wjhg5t7ufg20170831
736	219.8500	31-Aug-2017 12:14:09	XLON	84202842000042292-E0Wjhg5t7uyT20170831
1250	220.0000	31-Aug-2017 12:14:45	XLON	84202842000042775-E0Wjhg5t7vZ620170831
919	220.0000	31-Aug-2017 12:14:45	XLON	84202842000042775-E0Wjhg5t7vZ820170831
2842	220.0000	31-Aug-2017 12:14:45	XLON	84202842000042775-E0Wjhg5t7vZ420170831
272	220.0000	31-Aug-2017 12:14:56	XLON	84402844000042473-E0Wjhg5t7vn520170831
3000	220.0000	31-Aug-2017 12:15:07	XLON	84202842000042878-E0Wjhg5t7w0K20170831
2457	220.0500	31-Aug-2017 12:15:43	XLON	84402844000042704-E0Wjhg5t7waq20170831
195	220.0500	31-Aug-2017 12:15:43	XLON	84402844000042704-E0Wjhg5t7was20170831
9573	220.0500	31-Aug-2017 12:15:53	XLON	84202842000043052-E0Wjhg5t7wnO20170831
3015	220.0000	31-Aug-2017 12:17:09	XLON	84202842000043177-E0Wjhg5t7y9R20170831
213	220.0500	31-Aug-2017 12:17:41	XLON	84202842000043327-E0Wjhg5t7yaU20170831
1584	220.0500	31-Aug-2017 12:17:41	XLON	84202842000043327-E0Wjhg5t7yaW20170831
443	220.0000	31-Aug-2017 12:18:57	XLON	84402844000042987-E0Wjhg5t801P20170831
879	220.0000	31-Aug-2017 12:18:57	XLON	84402844000042987-E0Wjhg5t801N20170831

2320	220.0000	31-Aug-2017 12:18:57	XLON	84402844000042987-E0Wjhg5t801L20170831
526	220.0000	31-Aug-2017 12:18:57	XLON	84402844000042987-E0Wjhg5t801F20170831
2281	220.1500	31-Aug-2017 12:20:15	XLON	84202842000043611-E0Wjhg5t817u20170831
3631	220.1500	31-Aug-2017 12:21:29	XLON	84402844000043458-E0Wjhg5t82UF20170831
3072	220.1000	31-Aug-2017 12:22:03	XLON	84202842000043570-E0Wjhg5t831T20170831
563	220.0500	31-Aug-2017 12:22:06	XLON	84402844000043244-E0Wjhg5t835h20170831
428	220.2000	31-Aug-2017 12:24:11	XLON	84202842000044202-E0Wjhg5t85Hx20170831
5046	220.2000	31-Aug-2017 12:24:11	XLON	84202842000044202-E0Wjhg5t85Hz20170831
6451	220.2000	31-Aug-2017 12:26:25	XLON	84202842000044472-E0Wjhg5t87Fo20170831
4731	220.1500	31-Aug-2017 12:26:57	XLON	84402844000044167-E0Wjhg5t87kq20170831
3098	220.1500	31-Aug-2017 12:28:13	XLON	84202842000044722-E0Wjhg5t88ax20170831
4710	220.2500	31-Aug-2017 12:31:00	XLON	84402844000044753-E0Wjhg5t8Ajc20170831
6423	220.2000	31-Aug-2017 12:31:02	XLON	84202842000044927-E0Wjhg5t8Aof20170831
3071	220.1000	31-Aug-2017 12:33:12	XLON	84202842000045305-E0Wjhg5t8CH520170831
3909	220.0500	31-Aug-2017 12:33:30	XLON	84402844000044971-E0Wjhg5t8CRG20170831
9935	220.0500	31-Aug-2017 12:34:27	XLON	84202842000045454-E0Wjhg5t8DF220170831
11591	220.0000	31-Aug-2017 12:34:34	XLON	84402844000045107-E0Wjhg5t8DN120170831

2941	220.0500	31-Aug-2017 12:42:58	XLON	84202842000046533-E0Wjhg5t8KGJ20170831
9452	220.0500	31-Aug-2017 12:46:22	XLON	84402844000046585-E0Wjhg5t8N4o20170831
10075	220.0500	31-Aug-2017 12:46:22	XLON	84202842000046957-E0Wjhg5t8N4q20170831
11721	220.0500	31-Aug-2017 12:46:22	XLON	84402844000046582-E0Wjhg5t8N4m20170831
3071	219.9000	31-Aug-2017 12:51:54	XLON	84202842000047403-E0Wjhg5t8RiX20170831
2818	219.8500	31-Aug-2017 12:52:40	XLON	84402844000047312-E0Wjhg5t8SLf20170831
1171	219.8000	31-Aug-2017 12:54:24	XLON	84402844000047580-E0Wjhg5t8TvJ20170831
2956	219.8000	31-Aug-2017 12:54:49	XLON	84402844000047601-E0Wjhg5t8ULH20170831
2732	219.8000	31-Aug-2017 12:54:49	XLON	84402844000047580-E0Wjhg5t8ULD20170831
1081	219.8000	31-Aug-2017 12:54:49	XLON	84402844000047580-E0Wjhg5t8ULF20170831
3359	219.7500	31-Aug-2017 12:56:00	XLON	84402844000047350-E0Wjhg5t8VGM20170831
709	219.7500	31-Aug-2017 12:56:00	XLON	84202842000047747-E0Wjhg5t8VGO20170831
3749	219.7500	31-Aug-2017 12:57:07	XLON	84202842000047747-E0Wjhg5t8WLV20170831
2548	219.7000	31-Aug-2017 12:57:19	XLON	84202842000048001-E0Wjhg5t8WZ720170831
6482	219.7000	31-Aug-2017 12:57:32	XLON	84202842000048001-E0Wjhg5t8WjK20170831
3683	219.5500	31-Aug-2017 13:00:02	XLON	84202842000048475-E0Wjhg5t8ZWR20170831

1980	219.4500	31-Aug-2017 13:02:44	XLON	84202842000048711-E0Wjhg5t8czk20170831
4318	219.4500	31-Aug-2017 13:02:44	XLON	84202842000048711-E0Wjhg5t8czi20170831
7063	219.4500	31-Aug-2017 13:02:44	XLON	84202842000048977-E0Wjhg5t8czm20170831
9645	219.7500	31-Aug-2017 13:11:26	XLON	84202842000050101-E0Wjhg5t8kAX20170831
1031	219.7500	31-Aug-2017 13:11:26	XLON	84202842000050101-E0Wjhg5t8kAV20170831
1100	219.7000	31-Aug-2017 13:13:59	XLON	84402844000049905-E0Wjhg5t8mDm20170831
2738	219.8500	31-Aug-2017 13:15:43	XLON	84402844000050277-E0Wjhg5t8nbO20170831
3076	219.8500	31-Aug-2017 13:15:43	XLON	84402844000050277-E0Wjhg5t8nbQ20170831
2225	219.8500	31-Aug-2017 13:15:43	XLON	84402844000050277-E0Wjhg5t8nbM20170831
3333	219.8500	31-Aug-2017 13:15:43	XLON	84402844000050277-E0Wjhg5t8nbS20170831
6534	219.8000	31-Aug-2017 13:17:33	XLON	84402844000050439-E0Wjhg5t8p7k20170831
3350	219.8000	31-Aug-2017 13:19:14	XLON	84402844000050695-E0Wjhg5t8qwV20170831
2762	219.7500	31-Aug-2017 13:20:25	XLON	84402844000050869-E0Wjhg5t8rwQ20170831
690	219.7500	31-Aug-2017 13:20:25	XLON	84402844000050869-E0Wjhg5t8rwS20170831
5080	219.7500	31-Aug-2017 13:20:25	XLON	84402844000050869-E0Wjhg5t8rwU20170831
5486	219.7000	31-Aug-2017 13:21:36	XLON	84202842000051325-E0Wjhg5t8sy520170831
3899	219.8000	31-Aug-2017 13:24:04	XLON	84202842000051895-E0Wjhg5t8v2Y20170831

208	219.8000	31-Aug-2017 13:24:04	XLON	84202842000051895-E0Wjhg5t8v2W20170831
1658	219.8000	31-Aug-2017 13:24:15	XLON	84402844000051506-E0Wjhg5t8vCi20170831
164	219.8000	31-Aug-2017 13:24:16	XLON	84402844000051506-E0Wjhg5t8vD820170831
163	219.8000	31-Aug-2017 13:24:17	XLON	84402844000051506-E0Wjhg5t8vDc20170831
164	219.8000	31-Aug-2017 13:24:18	XLON	84402844000051506-E0Wjhg5t8vFK20170831
164	219.8000	31-Aug-2017 13:24:19	XLON	84402844000051506-E0Wjhg5t8vGJ20170831
2972	219.8000	31-Aug-2017 13:24:20	XLON	84402844000051506-E0Wjhg5t8vHi20170831
2277	219.7500	31-Aug-2017 13:24:20	XLON	84202842000051859-E0Wjhg5t8vHy20170831
162	219.8000	31-Aug-2017 13:24:20	XLON	84402844000051506-E0Wjhg5t8vHQ20170831
7643	219.7500	31-Aug-2017 13:25:15	XLON	84402844000051602-E0Wjhg5t8vwt20170831
5632	219.7500	31-Aug-2017 13:25:15	XLON	84202842000052044-E0Wjhg5t8vwz20170831
2281	219.7500	31-Aug-2017 13:25:15	XLON	84402844000051602-E0Wjhg5t8vwv20170831
5119	219.7500	31-Aug-2017 13:25:15	XLON	84202842000052044-E0Wjhg5t8vwx20170831
11	219.6500	31-Aug-2017 13:28:10	XLON	84202842000052376-E0Wjhg5t8ybL20170831
1218	219.9000	31-Aug-2017 13:30:06	XLON	84402844000052382-E0Wjhg5t91Ts20170831
2265	219.9000	31-Aug-2017 13:30:06	XLON	84402844000052382-E0Wjhg5t91Tu20170831

2757	219.8500	31-Aug-2017 13:30:14	XLON	84202842000052768-E0Wjhg5t91lQ20170831
409	219.8500	31-Aug-2017 13:30:14	XLON	84202842000052768-E0Wjhg5t91lV20170831
1883	219.9500	31-Aug-2017 13:34:29	XLON	84202842000053465-E0Wjhg5t96qm20170831
2096	219.9500	31-Aug-2017 13:34:29	XLON	84202842000053465-E0Wjhg5t96qg20170831
2303	220.0000	31-Aug-2017 13:34:41	XLON	84402844000053129-E0Wjhg5t971z20170831
3045	220.0000	31-Aug-2017 13:34:41	XLON	84402844000053129-E0Wjhg5t972120170831
6513	219.9500	31-Aug-2017 13:35:57	XLON	84402844000053374-E0Wjhg5t98EV20170831
5282	220.0000	31-Aug-2017 13:37:31	XLON	84402844000053659-E0Wjhg5t99X920170831
1189	220.0000	31-Aug-2017 13:37:31	XLON	84402844000053659-E0Wjhg5t99XC20170831
2091	220.0000	31-Aug-2017 13:38:57	XLON	84402844000053937-E0Wjhg5t9Ae420170831
767	220.0000	31-Aug-2017 13:38:57	XLON	84402844000053937-E0Wjhg5t9Ae220170831
1250	220.0000	31-Aug-2017 13:38:57	XLON	84402844000053937-E0Wjhg5t9Ae620170831
3069	220.0000	31-Aug-2017 13:38:57	XLON	84402844000053937-E0Wjhg5t9Ae020170831
7753	220.0000	31-Aug-2017 13:40:37	XLON	84202842000054615-E0Wjhg5t9CR720170831
8415	219.9500	31-Aug-2017 13:41:26	XLON	84202842000054312-E0Wjhg5t9Cyb20170831
1996	219.9500	31-Aug-2017 13:43:19	XLON	84402844000054697-E0Wjhg5t9Emm20170831
2448	219.9500	31-Aug-2017 13:43:19	XLON	84402844000054697-E0Wjhg5t9Ems20170831

482	219.9500	31-Aug-2017 13:43:19	XLON	84402844000054697-E0Wjhg5t9Emu20170831
64	219.9500	31-Aug-2017 13:43:19	XLON	84402844000054697-E0Wjhg5t9Emq20170831
5029	219.9500	31-Aug-2017 13:43:19	XLON	84402844000054697-E0Wjhg5t9Emo20170831
7843	220.0000	31-Aug-2017 13:44:30	XLON	84402844000054890-E0Wjhg5t9GLi20170831
1863	220.0000	31-Aug-2017 13:44:30	XLON	84402844000054890-E0Wjhg5t9GMV20170831
2891	220.3000	31-Aug-2017 13:49:14	XLON	84202842000056097-E0Wjhg5t9LAr20170831
1539	220.3000	31-Aug-2017 13:49:14	XLON	84202842000056097-E0Wjhg5t9LAv20170831
2000	220.3000	31-Aug-2017 13:49:14	XLON	84202842000056097-E0Wjhg5t9LAt20170831
560	220.3000	31-Aug-2017 13:50:49	XLON	84202842000056427-E0Wjhg5t9MWN20170831
3000	220.3000	31-Aug-2017 13:50:49	XLON	84202842000056427-E0Wjhg5t9MWR20170831
1148	220.3000	31-Aug-2017 13:50:49	XLON	84202842000056427-E0Wjhg5t9MWT20170831
3656	220.3000	31-Aug-2017 13:50:49	XLON	84202842000056427-E0Wjhg5t9MWP20170831
865	220.5000	31-Aug-2017 13:54:08	XLON	84202842000057166-E0Wjhg5t9PwJ20170831
200	220.5000	31-Aug-2017 13:54:08	XLON	84202842000057166-E0Wjhg5t9PwH20170831
2974	220.5000	31-Aug-2017 13:54:08	XLON	84202842000057166-E0Wjhg5t9PwF20170831
6099	220.5000	31-Aug-2017 13:54:08	XLON	84202842000057166-E0Wjhg5t9PwB20170831

2087	220.5000	31-Aug-2017 13:54:08	XLON	84202842000057166-E0Wjhg5t9PwD20170831
1767	220.5000	31-Aug-2017 13:56:05	XLON	84402844000057075-E0Wjhg5t9RpC20170831
1404	220.5000	31-Aug-2017 13:56:05	XLON	84402844000057075-E0Wjhg5t9RpA20170831
4630	220.5000	31-Aug-2017 13:56:39	XLON	84402844000057083-E0Wjhg5t9Sgh20170831
616	220.5500	31-Aug-2017 13:58:30	XLON	84202842000057874-E0Wjhg5t9UTj20170831
2984	220.5500	31-Aug-2017 13:58:30	XLON	84202842000057874-E0Wjhg5t9UVk20170831
3000	220.6000	31-Aug-2017 13:59:09	XLON	84202842000057998-E0Wjhg5t9VIS20170831
750	220.6000	31-Aug-2017 13:59:09	XLON	84202842000057998-E0Wjhg5t9VIU20170831
1250	220.6000	31-Aug-2017 13:59:09	XLON	84202842000057998-E0Wjhg5t9VIQ20170831
3000	220.6000	31-Aug-2017 13:59:11	XLON	84202842000058002-E0Wjhg5t9VLM20170831
1250	220.6000	31-Aug-2017 13:59:11	XLON	84202842000058002-E0Wjhg5t9VLO20170831
704	220.6000	31-Aug-2017 13:59:11	XLON	84202842000058002-E0Wjhg5t9VLQ20170831
6476	220.5000	31-Aug-2017 14:00:34	XLON	84402844000057995-E0Wjhg5t9XPF20170831
656	220.5000	31-Aug-2017 14:01:01	XLON	84202842000058405-E0Wjhg5t9Y3B20170831
2087	220.5000	31-Aug-2017 14:01:01	XLON	84202842000058405-E0Wjhg5t9Y3D20170831
74	220.5000	31-Aug-2017 14:01:01	XLON	84202842000058405-E0Wjhg5t9Y3920170831
5712	220.5000	31-Aug-2017 14:01:13	XLON	84402844000058114-E0Wjhg5t9YKb20170831

716	220.5000	31-Aug-2017 14:03:04	XLON	84202842000058787-E0Wjhg5t9Zzf20170831
243	220.5000	31-Aug-2017 14:03:04	XLON	84202842000058787-E0Wjhg5t9Zzh20170831
2864	220.5000	31-Aug-2017 14:03:04	XLON	84202842000058787-E0Wjhg5t9Zzd20170831
100	220.5000	31-Aug-2017 14:04:21	XLON	84202842000059101-E0Wjhg5t9bUu20170831
3452	220.5000	31-Aug-2017 14:04:21	XLON	84202842000059101-E0Wjhg5t9bUs20170831
888	220.5000	31-Aug-2017 14:04:21	XLON	84202842000059101-E0Wjhg5t9bUw20170831
3000	220.5000	31-Aug-2017 14:04:24	XLON	84402844000058782-E0Wjhg5t9beU20170831
1170	220.5000	31-Aug-2017 14:04:24	XLON	84402844000058782-E0Wjhg5t9beS20170831
2830	220.5000	31-Aug-2017 14:04:24	XLON	84402844000058782-E0Wjhg5t9beW20170831
4818	220.4500	31-Aug-2017 14:05:39	XLON	84402844000057991-E0Wjhg5t9d0820170831
3501	220.4500	31-Aug-2017 14:05:39	XLON	84402844000057991-E0Wjhg5t9d0A20170831
4356	220.4500	31-Aug-2017 14:05:39	XLON	84402844000058764-E0Wjhg5t9d0P20170831
4761	220.4500	31-Aug-2017 14:06:57	XLON	84202842000059701-E0Wjhg5t9eBp20170831
4735	220.4500	31-Aug-2017 14:06:57	XLON	84202842000059701-E0Wjhg5t9eBv20170831
2500	220.4500	31-Aug-2017 14:06:57	XLON	84202842000059701-E0Wjhg5t9eBt20170831
795	220.4500	31-Aug-2017 14:06:57	XLON	84202842000059701-E0Wjhg5t9eBn20170831

27	220.4500	31-Aug-2017 14:06:57	XLON	84202842000059701-E0Wjhg5t9eBr20170831
7673	220.5000	31-Aug-2017 14:12:01	XLON	84202842000060484-E0Wjhg5t9jCZ20170831
6448	220.4500	31-Aug-2017 14:13:41	XLON	84402844000059760-E0Wjhg5t9kqd20170831
1517	220.4500	31-Aug-2017 14:14:45	XLON	84202842000061025-E0Wjhg5t9mIZ20170831
6099	220.4500	31-Aug-2017 14:14:45	XLON	84202842000061025-E0Wjhg5t9mIX20170831
3104	220.4500	31-Aug-2017 14:16:25	XLON	84402844000061099-E0Wjhg5t9ody20170831
121	220.4500	31-Aug-2017 14:16:25	XLON	84402844000061099-E0Wjhg5t9odw20170831
2324	220.4500	31-Aug-2017 14:16:25	XLON	84402844000061099-E0Wjhg5t9oe420170831
1297	220.4500	31-Aug-2017 14:16:25	XLON	84402844000061099-E0Wjhg5t9oe020170831
95	220.4500	31-Aug-2017 14:16:25	XLON	84402844000061099-E0Wjhg5t9oe220170831
6300	220.4500	31-Aug-2017 14:17:41	XLON	84402844000061306-E0Wjhg5t9poB20170831
1560	220.4000	31-Aug-2017 14:18:40	XLON	84202842000060485-E0Wjhg5t9qyA20170831
20210	220.4000	31-Aug-2017 14:20:37	XLON	84202842000062305-E0Wjhg5t9tB620170831
23073	220.4000	31-Aug-2017 14:20:37	XLON	84202842000062280-E0Wjhg5t9tB420170831
8525	220.4000	31-Aug-2017 14:20:37	XLON	84402844000062015-E0Wjhg5t9tB820170831
5272	220.3000	31-Aug-2017 14:22:29	XLON	84202842000062425-E0Wjhg5t9vTA20170831
11306	220.2500	31-Aug-2017 14:24:52	XLON	84202842000063128-E0Wjhg5t9yWt20170831

15828	220.2000	31-Aug-2017 14:25:11	XLON	84202842000063084-E0Wjhg5t9yxJ20170831
680	220.1500	31-Aug-2017 14:27:44	XLON	84202842000063557-E0Wjhg5tA2Jj20170831
4518	220.1500	31-Aug-2017 14:27:49	XLON	84202842000063557-E0Wjhg5tA2P520170831
3861	220.1500	31-Aug-2017 14:28:29	XLON	84202842000063847-E0Wjhg5tA3U320170831
3237	220.1500	31-Aug-2017 14:28:29	XLON	84202842000063557-E0Wjhg5tA3U120170831
739	220.1000	31-Aug-2017 14:28:29	XLON	84402844000063217-E0Wjhg5tA3W920170831
2835	220.1000	31-Aug-2017 14:28:31	XLON	84402844000063217-E0Wjhg5tA3ZA20170831
13085	220.1000	31-Aug-2017 14:29:47	XLON	84402844000064011-E0Wjhg5tA5LB20170831
9207	220.1500	31-Aug-2017 14:30:13	XLON	84402844000064138-E0Wjhg5tA71m20170831
1759	220.1500	31-Aug-2017 14:30:13	XLON	84402844000064138-E0Wjhg5tA71w20170831
3071	220.3500	31-Aug-2017 14:31:40	XLON	84402844000064544-E0Wjhg5tAB3d20170831
5025	220.4000	31-Aug-2017 14:35:02	XLON	84202842000065665-E0Wjhg5tAGxV20170831
3674	220.4500	31-Aug-2017 14:35:40	XLON	84402844000065769-E0Wjhg5tAJ1N20170831
646	220.4500	31-Aug-2017 14:35:40	XLON	84402844000065751-E0Wjhg5tAJ1S20170831
2946	220.4500	31-Aug-2017 14:35:40	XLON	84402844000065751-E0Wjhg5tAJ1P20170831
1059	220.5000	31-Aug-2017 14:36:10	XLON	84202842000066244-E0Wjhg5tAK1L20170831

3180	220.5000	31-Aug-2017 14:36:10	XLON	84202842000066244-E0Wjhg5tAK1J20170831
4238	220.4500	31-Aug-2017 14:36:19	XLON	84202842000066203-E0Wjhg5tAKIU20170831
900	220.5000	31-Aug-2017 14:37:22	XLON	84202842000066513-E0Wjhg5tAM4720170831
2840	220.5000	31-Aug-2017 14:39:15	XLON	84202842000066753-E0Wjhg5tAOkn20170831
2939	220.5000	31-Aug-2017 14:39:15	XLON	84202842000066762-E0Wjhg5tAOkx20170831
3248	220.5000	31-Aug-2017 14:39:15	XLON	84402844000066529-E0Wjhg5tAOkv20170831
3026	220.5000	31-Aug-2017 14:39:15	XLON	84202842000066843-E0Wjhg5tAOkz20170831
5856	220.5000	31-Aug-2017 14:39:15	XLON	84202842000066958-E0Wjhg5tAOl320170831
3115	220.5000	31-Aug-2017 14:39:15	XLON	84402844000066530-E0Wjhg5tAOl120170831
2877	220.5000	31-Aug-2017 14:39:15	XLON	84402844000066487-E0Wjhg5tAOkt20170831
1645	220.4000	31-Aug-2017 14:39:45	XLON	84202842000067127-E0Wjhg5tAPZJ20170831
2681	220.4000	31-Aug-2017 14:39:45	XLON	84202842000067127-E0Wjhg5tAPZF20170831
2421	220.4000	31-Aug-2017 14:39:45	XLON	84202842000067127-E0Wjhg5tAPZH20170831
520	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067643-E0Wjhg5tASyL20170831
4297	220.4500	31-Aug-2017 14:42:00	XLON	84202842000067836-E0Wjhg5tASyX20170831
13563	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067633-E0Wjhg5tASyC20170831
1125	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067649-E0Wjhg5tASyT20170831

6285	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067633-E0Wjhg5tASyG20170831
15067	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067643-E0Wjhg5tASyI20170831
13972	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067649-E0Wjhg5tASyR20170831
3712	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067649-E0Wjhg5tASyV20170831
210	220.4500	31-Aug-2017 14:42:00	XLON	84402844000067649-E0Wjhg5tASyN20170831
8000	220.4500	31-Aug-2017 14:44:04	XLON	84402844000068087-E0Wjhg5tAWOJ20170831
2304	220.4500	31-Aug-2017 14:44:04	XLON	84402844000068087-E0Wjhg5tAWOW20170831
1380	220.4500	31-Aug-2017 14:44:04	XLON	84402844000068087-E0Wjhg5tAWOa20170831
185	220.4500	31-Aug-2017 14:46:43	XLON	84202842000068612-E0Wjhg5tAaPP20170831
1178	220.4500	31-Aug-2017 14:47:06	XLON	84202842000068612-E0Wjhg5tAbEM20170831
3173	220.3500	31-Aug-2017 14:48:48	XLON	84202842000069463-E0Wjhg5tAeUC20170831
2839	220.3500	31-Aug-2017 14:48:48	XLON	84202842000069463-E0Wjhg5tAeUE20170831
791	220.4500	31-Aug-2017 14:49:38	XLON	84402844000069482-E0Wjhg5tAfi120170831
4000	220.4500	31-Aug-2017 14:49:38	XLON	84402844000069482-E0Wjhg5tAfhz20170831
2457	220.4000	31-Aug-2017 14:50:08	XLON	84202842000069839-E0Wjhg5tAgeK20170831
44	220.4000	31-Aug-2017 14:50:08	XLON	84202842000069839-E0Wjhg5tAgeI20170831

878	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070524-E0Wjhg5tAlrR20170831
3122	220.4500	31-Aug-2017 14:53:21	XLON	84202842000070799-E0Wjhg5tAlrj20170831
378	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070524-E0Wjhg5tAlrT20170831
1474	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070376-E0Wjhg5tAlrG20170831
727	220.4500	31-Aug-2017 14:53:21	XLON	84202842000070623-E0Wjhg5tAlrE20170831
2531	220.4500	31-Aug-2017 14:53:21	XLON	84202842000070623-E0Wjhg5tAlrA20170831
2335	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070524-E0Wjhg5tAlrN20170831
2306	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070376-E0Wjhg5tAlrJ20170831
2626	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070422-E0Wjhg5tAlrZ20170831
4021	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070568-E0Wjhg5tAlrl20170831
3097	220.4500	31-Aug-2017 14:53:21	XLON	84202842000070630-E0Wjhg5tAlrL20170831
3373	220.4500	31-Aug-2017 14:53:21	XLON	84202842000070748-E0Wjhg5tAlrX20170831
1044	220.4500	31-Aug-2017 14:53:21	XLON	84402844000070422-E0Wjhg5tAlrb20170831
2761	220.5500	31-Aug-2017 14:54:17	XLON	84202842000071106-E0Wjhg5tAnPV20170831
2900	220.5500	31-Aug-2017 14:54:18	XLON	84402844000070849-E0Wjhg5tAnQo20170831
3000	220.5500	31-Aug-2017 14:54:18	XLON	84402844000070849-E0Wjhg5tAnQq20170831
162	220.5500	31-Aug-2017 14:54:18	XLON	84402844000070849-E0Wjhg5tAnQs20170831

272	220.5500	31-Aug-2017 14:55:04	XLON	84202842000071332-E0Wjhg5tAok320170831
5656	220.5500	31-Aug-2017 14:55:04	XLON	84202842000071332-E0Wjhg5tAok120170831
2500	220.5500	31-Aug-2017 14:55:04	XLON	84202842000071332-E0Wjhg5tAojz20170831
38	220.5500	31-Aug-2017 14:55:04	XLON	84202842000071332-E0Wjhg5tAojx20170831
3300	220.5500	31-Aug-2017 14:56:04	XLON	84202842000071658-E0Wjhg5tAqIj20170831
51	220.5500	31-Aug-2017 14:56:04	XLON	84202842000071658-E0Wjhg5tAqIl20170831
1673	220.5000	31-Aug-2017 14:56:58	XLON	84402844000071615-E0Wjhg5tArSL20170831
3149	220.5000	31-Aug-2017 14:57:11	XLON	84202842000071986-E0Wjhg5tArns20170831
2591	220.5500	31-Aug-2017 14:57:41	XLON	84202842000072112-E0Wjhg5tAsa820170831
1777	220.6000	31-Aug-2017 14:58:18	XLON	84202842000072298-E0Wjhg5tAtXl20170831
4086	220.6000	31-Aug-2017 14:58:18	XLON	84202842000072298-E0Wjhg5tAtXp20170831
2869	220.6000	31-Aug-2017 14:58:18	XLON	84202842000072298-E0Wjhg5tAtXr20170831
4000	220.6000	31-Aug-2017 14:58:18	XLON	84202842000072298-E0Wjhg5tAtXn20170831
575	220.6000	31-Aug-2017 14:58:18	XLON	84202842000072298-E0Wjhg5tAtXt20170831
3084	220.6000	31-Aug-2017 14:59:10	XLON	84202842000072560-E0Wjhg5tAuzt20170831
38	220.6000	31-Aug-2017 14:59:10	XLON	84202842000072560-E0Wjhg5tAuzx20170831

1632	220.6000	31-Aug-2017 14:59:10	XLON	84202842000072560-E0Wjhg5tAv0120170831
378	220.6000	31-Aug-2017 14:59:10	XLON	84202842000072560-E0Wjhg5tAuzz20170831
2074	220.6000	31-Aug-2017 14:59:10	XLON	84202842000072560-E0Wjhg5tAuzv20170831
3408	220.6000	31-Aug-2017 15:00:09	XLON	84402844000072853-E0Wjhg5tAxS420170831
5412	220.6000	31-Aug-2017 15:00:12	XLON	84402844000072853-E0Wjhg5tAxWW20170831
522	220.6000	31-Aug-2017 15:00:12	XLON	84202842000072988-E0Wjhg5tAxWY20170831
3536	220.7500	31-Aug-2017 15:01:19	XLON	84402844000073451-E0Wjhg5tB0rc20170831
2101	220.7500	31-Aug-2017 15:01:19	XLON	84402844000073451-E0Wjhg5tB0re20170831
262	220.7500	31-Aug-2017 15:01:19	XLON	84402844000073451-E0Wjhg5tB0rg20170831
2432	220.9000	31-Aug-2017 15:03:38	XLON	84402844000074093-E0Wjhg5tB5vO20170831
3739	220.9000	31-Aug-2017 15:03:38	XLON	84402844000074093-E0Wjhg5tB5vQ20170831
3886	220.9000	31-Aug-2017 15:03:38	XLON	84402844000074098-E0Wjhg5tB5vZ20170831
217	220.9000	31-Aug-2017 15:03:38	XLON	84402844000074098-E0Wjhg5tB5vW20170831
7771	220.9000	31-Aug-2017 15:03:38	XLON	84402844000074098-E0Wjhg5tB5vS20170831
6777	220.9500	31-Aug-2017 15:04:20	XLON	84202842000074335-E0Wjhg5tB7Fv20170831
3441	220.9000	31-Aug-2017 15:04:58	XLON	84402844000074458-E0Wjhg5tB8Za20170831
3669	220.9000	31-Aug-2017 15:04:58	XLON	84402844000074458-E0Wjhg5tB8Xv20170831

2248	220.9500	31-Aug-2017 15:05:33	XLON	84202842000074727-E0Wjhg5tB9so20170831
1827	220.9500	31-Aug-2017 15:05:33	XLON	84202842000074727-E0Wjhg5tB9sq20170831
2809	221.0000	31-Aug-2017 15:06:19	XLON	84202842000074995-E0Wjhg5tBBqr20170831
3982	221.0000	31-Aug-2017 15:06:19	XLON	84402844000074915-E0Wjhg5tBBqk20170831
4989	221.0000	31-Aug-2017 15:06:19	XLON	84202842000074989-E0Wjhg5tBBqm20170831
2007	221.0000	31-Aug-2017 15:06:19	XLON	84202842000074989-E0Wjhg5tBBqp20170831
8294	220.9000	31-Aug-2017 15:07:49	XLON	84202842000075324-E0Wjhg5tBF7W20170831
83	221.0000	31-Aug-2017 15:09:39	XLON	84402844000075813-E0Wjhg5tBHiU20170831
9741	221.0000	31-Aug-2017 15:09:39	XLON	84402844000075813-E0Wjhg5tBHib20170831
8095	221.0000	31-Aug-2017 15:09:39	XLON	84402844000075818-E0Wjhg5tBHiQ20170831
13560	221.0000	31-Aug-2017 15:09:39	XLON	84202842000075859-E0Wjhg5tBHiS20170831
4162	221.0000	31-Aug-2017 15:09:39	XLON	84402844000075813-E0Wjhg5tBHid20170831
4795	221.0000	31-Aug-2017 15:09:39	XLON	84402844000075813-E0Wjhg5tBHig20170831
10084	221.0500	31-Aug-2017 15:11:28	XLON	84202842000076362-E0Wjhg5tBL6V20170831
7924	221.0000	31-Aug-2017 15:11:44	XLON	84402844000076245-E0Wjhg5tBLWI20170831
1506	221.2500	31-Aug-2017 15:14:48	XLON	84402844000077266-E0Wjhg5tBQD720170831

3071	221.3500	31-Aug-2017 15:15:17	XLON	84402844000077471-E0Wjhg5tBREy20170831
2793	221.4000	31-Aug-2017 15:15:17	XLON	84402844000077470-E0Wjhg5tBRDf20170831
3909	221.2000	31-Aug-2017 15:16:11	XLON	84402844000077694-E0Wjhg5tBSwt20170831
2792	221.1500	31-Aug-2017 15:16:19	XLON	84202842000077753-E0Wjhg5tBTFQ20170831
2980	221.3000	31-Aug-2017 15:17:41	XLON	84402844000078065-E0Wjhg5tBVM320170831
3005	221.3000	31-Aug-2017 15:17:41	XLON	84402844000078064-E0Wjhg5tBVM120170831
1	221.3000	31-Aug-2017 15:17:41	XLON	84402844000078063-E0Wjhg5tBVLV20170831
3190	221.3000	31-Aug-2017 15:17:41	XLON	84402844000078063-E0Wjhg5tBVLR20170831
5842	221.4500	31-Aug-2017 15:18:49	XLON	84402844000078330-E0Wjhg5tBXeg20170831
2903	221.4500	31-Aug-2017 15:18:49	XLON	84402844000078331-E0Wjhg5tBXei20170831
1367	221.4500	31-Aug-2017 15:19:54	XLON	84402844000078698-E0Wjhg5tBa7M20170831
67	221.4500	31-Aug-2017 15:19:54	XLON	84402844000078698-E0Wjhg5tBa7I20170831
1243	221.4500	31-Aug-2017 15:19:54	XLON	84402844000078698-E0Wjhg5tBa7K20170831
4156	221.4500	31-Aug-2017 15:19:54	XLON	84402844000078698-E0Wjhg5tBa7O20170831
11490	221.4000	31-Aug-2017 15:20:04	XLON	84202842000078726-E0Wjhg5tBaXx20170831
3407	221.4000	31-Aug-2017 15:20:29	XLON	84202842000078795-E0Wjhg5tBbSj20170831
2793	221.3500	31-Aug-2017 15:21:21	XLON	84202842000079140-E0Wjhg5tBd0c20170831

1535	221.3500	31-Aug-2017 15:22:20	XLON	84402844000079363-E0Wjhg5tBeFi20170831
4074	221.3500	31-Aug-2017 15:22:20	XLON	84402844000079363-E0Wjhg5tBeFk20170831
297	221.2500	31-Aug-2017 15:23:02	XLON	84202842000079620-E0Wjhg5tBfbf20170831
4000	221.2500	31-Aug-2017 15:23:02	XLON	84202842000079620-E0Wjhg5tBfbd20170831
2703	221.2500	31-Aug-2017 15:23:02	XLON	84202842000079620-E0Wjhg5tBfbb20170831
8166	221.2000	31-Aug-2017 15:23:36	XLON	84402844000079581-E0Wjhg5tBgln20170831
5	221.1500	31-Aug-2017 15:24:03	XLON	84202842000079695-E0Wjhg5tBhee20170831
2461	221.1500	31-Aug-2017 15:24:39	XLON	84202842000079695-E0Wjhg5tBice20170831
800	221.1500	31-Aug-2017 15:24:39	XLON	84202842000079695-E0Wjhg5tBicg20170831
162	221.1000	31-Aug-2017 15:25:04	XLON	84202842000080099-E0Wjhg5tBjFb20170831
747	221.1000	31-Aug-2017 15:25:04	XLON	84202842000080099-E0Wjhg5tBjFT20170831
2654	221.1000	31-Aug-2017 15:25:04	XLON	84202842000080099-E0Wjhg5tBjFQ20170831
17499	221.1000	31-Aug-2017 15:25:04	XLON	84202842000080099-E0Wjhg5tBjFZ20170831
16849	221.0500	31-Aug-2017 15:25:29	XLON	84402844000080056-E0Wjhg5tBjwy20170831
124	221.1000	31-Aug-2017 15:28:15	XLON	84202842000081128-E0Wjhg5tBosf20170831
32	221.1000	31-Aug-2017 15:28:15	XLON	84202842000081128-E0Wjhg5tBosk20170831

8077	221.1000	31-Aug-2017 15:28:16	XLON	84202842000081128-E0Wjhg5tBovD20170831
4140	221.0500	31-Aug-2017 15:28:24	XLON	84202842000080987-E0Wjhg5tBpH920170831
2595	221.0500	31-Aug-2017 15:28:24	XLON	84202842000080987-E0Wjhg5tBpHD20170831
5292	221.0000	31-Aug-2017 15:28:45	XLON	84402844000080470-E0Wjhg5tBpuC20170831
7442	221.1000	31-Aug-2017 15:30:01	XLON	84402844000081488-E0Wjhg5tBsOW20170831
1145	221.1000	31-Aug-2017 15:30:01	XLON	84402844000081488-E0Wjhg5tBsOb20170831
6842	221.0500	31-Aug-2017 15:31:12	XLON	84402844000081860-E0Wjhg5tBvAf20170831
3163	221.0000	31-Aug-2017 15:31:23	XLON	84202842000081618-E0Wjhg5tBvcF20170831
4017	220.9500	31-Aug-2017 15:33:16	XLON	84202842000082853-E0Wjhg5tBzxR20170831
7395	220.9500	31-Aug-2017 15:33:16	XLON	84202842000082853-E0Wjhg5tBzxY20170831
3822	220.9000	31-Aug-2017 15:33:37	XLON	84202842000082755-E0Wjhg5tC0j420170831
4062	220.9000	31-Aug-2017 15:33:40	XLON	84202842000082755-E0Wjhg5tC0tQ20170831
1968	220.9000	31-Aug-2017 15:33:40	XLON	84202842000082755-E0Wjhg5tC0tT20170831
799	220.9000	31-Aug-2017 15:33:40	XLON	84202842000082755-E0Wjhg5tC0tM20170831
1700	221.0500	31-Aug-2017 15:34:57	XLON	84402844000083492-E0Wjhg5tC3FM20170831
624	221.0500	31-Aug-2017 15:35:03	XLON	84202842000083572-E0Wjhg5tC3Uc20170831
10868	221.0500	31-Aug-2017 15:35:03	XLON	84202842000083572-E0Wjhg5tC3Uf20170831

2000	221.0000	31-Aug-2017 15:35:06	XLON	84402844000083493-E0Wjhg5tC3eQ20170831
1033	221.0000	31-Aug-2017 15:35:08	XLON	84402844000083493-E0Wjhg5tC3k720170831
5282	221.0500	31-Aug-2017 15:36:13	XLON	84202842000084042-E0Wjhg5tC5vj20170831
3402	221.0000	31-Aug-2017 15:36:16	XLON	84402844000083619-E0Wjhg5tC6DA20170831
1614	221.0000	31-Aug-2017 15:37:39	XLON	84402844000084246-E0Wjhg5tC9SQ20170831
1457	221.0000	31-Aug-2017 15:37:39	XLON	84402844000084246-E0Wjhg5tC9SO20170831
5047	220.9500	31-Aug-2017 15:37:47	XLON	84402844000084477-E0Wjhg5tC9vF20170831
2290	220.9500	31-Aug-2017 15:37:47	XLON	84402844000084477-E0Wjhg5tC9vJ20170831
6847	220.9000	31-Aug-2017 15:37:51	XLON	84202842000084518-E0Wjhg5tCAL620170831
2792	221.2500	31-Aug-2017 15:42:14	XLON	84202842000086352-E0Wjhg5tCLpC20170831
2887	221.2500	31-Aug-2017 15:42:14	XLON	84402844000086276-E0Wjhg5tCLp620170831
3036	221.3000	31-Aug-2017 15:43:22	XLON	84202842000086616-E0Wjhg5tCNpi20170831
3075	221.3000	31-Aug-2017 15:43:22	XLON	84202842000086615-E0Wjhg5tCNpg20170831
2989	221.3000	31-Aug-2017 15:43:22	XLON	84402844000086542-E0Wjhg5tCNpZ20170831
124	221.3000	31-Aug-2017 15:43:22	XLON	84402844000086542-E0Wjhg5tCNpe20170831
3296	221.2000	31-Aug-2017 15:43:50	XLON	84202842000086725-E0Wjhg5tCOaD20170831

330	221.2000	31-Aug-2017 15:43:50	XLON	84402844000086645-E0Wjhg5tCOaF20170831
2547	221.2000	31-Aug-2017 15:43:50	XLON	84202842000086725-E0Wjhg5tCOa820170831
2547	221.2000	31-Aug-2017 15:43:50	XLON	84202842000086725-E0Wjhg5tCOZo20170831
2716	221.2000	31-Aug-2017 15:43:51	XLON	84402844000086645-E0Wjhg5tCOaa20170831
2547	221.2000	31-Aug-2017 15:43:51	XLON	84402844000086645-E0Wjhg5tCOaP20170831
3286	221.2000	31-Aug-2017 15:45:27	XLON	84202842000087245-E0Wjhg5tCRMO20170831
613	221.2000	31-Aug-2017 15:45:27	XLON	84202842000087245-E0Wjhg5tCRMM20170831
2304	221.2000	31-Aug-2017 15:45:27	XLON	84202842000087245-E0Wjhg5tCRMK20170831
3911	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCr20170831
133	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCp20170831
2936	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCj20170831
2441	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCn20170831
4946	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCl20170831
486	221.2500	31-Aug-2017 15:46:02	XLON	84202842000087371-E0Wjhg5tCSCh20170831
5467	221.2000	31-Aug-2017 15:46:29	XLON	84402844000087296-E0Wjhg5tCSlZ20170831
2796	221.1500	31-Aug-2017 15:46:38	XLON	84202842000086735-E0Wjhg5tCSz520170831
2599	221.1500	31-Aug-2017 15:47:06	XLON	84402844000087158-E0Wjhg5tCTeB20170831

4450	221.1500	31-Aug-2017 15:47:51	XLON	84202842000087372-E0Wjhg5tCV9o20170831
111	221.1500	31-Aug-2017 15:47:51	XLON	84202842000087372-E0Wjhg5tCV9I20170831
513	221.1500	31-Aug-2017 15:47:51	XLON	84202842000087372-E0Wjhg5tCV0720170831
460	221.1500	31-Aug-2017 15:47:51	XLON	84202842000087372-E0Wjhg5tCV0B20170831
244	221.1500	31-Aug-2017 15:47:51	XLON	84402844000087158-E0Wjhg5tCV0520170831
2911	221.1500	31-Aug-2017 15:47:52	XLON	84402844000087727-E0Wjhg5tCV9z20170831
10109	221.1000	31-Aug-2017 15:48:59	XLON	84202842000087786-E0Wjhg5tCXE420170831
9816	221.1000	31-Aug-2017 15:49:48	XLON	84202842000088243-E0Wjhg5tCYXs20170831
2255	221.1000	31-Aug-2017 15:49:48	XLON	84202842000088243-E0Wjhg5tCYXx20170831
1516	221.0500	31-Aug-2017 15:50:00	XLON	84202842000088228-E0Wjhg5tCYuc20170831
2323	221.0500	31-Aug-2017 15:50:00	XLON	84202842000088228-E0Wjhg5tCYv120170831
2323	221.0500	31-Aug-2017 15:50:01	XLON	84202842000088228-E0Wjhg5tCYv420170831
2131	221.1000	31-Aug-2017 15:51:32	XLON	84402844000088629-E0Wjhg5tCbPQ20170831
1346	221.1000	31-Aug-2017 15:51:32	XLON	84402844000088629-E0Wjhg5tCbPT20170831
2852	221.1000	31-Aug-2017 15:51:32	XLON	84402844000088629-E0Wjhg5tCbP920170831
2812	221.1000	31-Aug-2017 15:51:32	XLON	84402844000088629-E0Wjhg5tCbPG20170831

2508	221.1000	31-Aug-2017 15:51:32	XLON	84402844000088629-E0Wjhg5tCbPE20170831
7	221.0500	31-Aug-2017 15:51:55	XLON	84202842000088228-E0Wjhg5tCc1720170831
9523	221.0500	31-Aug-2017 15:52:37	XLON	84202842000088228-E0Wjhg5tCcpj20170831
3000	221.2500	31-Aug-2017 15:53:16	XLON	84202842000089120-E0Wjhg5tCepU20170831
71	221.2500	31-Aug-2017 15:53:16	XLON	84202842000089120-E0Wjhg5tCepW20170831
534	221.1500	31-Aug-2017 15:53:30	XLON	84202842000089188-E0Wjhg5tCfXq20170831
137	221.1500	31-Aug-2017 15:53:35	XLON	84202842000089196-E0Wjhg5tCfkR20170831
2528	221.1500	31-Aug-2017 15:53:35	XLON	84202842000089196-E0Wjhg5tCfkP20170831
2793	221.1500	31-Aug-2017 15:53:35	XLON	84202842000089196-E0Wjhg5tCfkE20170831
2356	221.1500	31-Aug-2017 15:53:35	XLON	84202842000089196-E0Wjhg5tCfk020170831
1922	221.1000	31-Aug-2017 15:53:44	XLON	84402844000089151-E0Wjhg5tCgEW20170831
356	221.1000	31-Aug-2017 15:53:44	XLON	84402844000089151-E0Wjhg5tCgEU20170831
416	221.1000	31-Aug-2017 15:53:44	XLON	84402844000089151-E0Wjhg5tCgDn20170831
1929	221.1000	31-Aug-2017 15:53:44	XLON	84402844000089151-E0Wjhg5tCgDq20170831
6506	221.1000	31-Aug-2017 15:53:44	XLON	84402844000089151-E0Wjhg5tCgDw20170831
5337	221.1000	31-Aug-2017 15:55:38	XLON	84202842000089736-E0Wjhg5tCjrW20170831
3851	221.1000	31-Aug-2017 15:57:20	XLON	84402844000090125-E0Wjhg5tCmF120170831

951	221.1000	31-Aug-2017 15:57:20	XLON	84402844000090125-E0Wjhg5tCmEz20170831
2361	221.1000	31-Aug-2017 15:57:20	XLON	84402844000090125-E0Wjhg5tCmF320170831
1143	221.0500	31-Aug-2017 15:57:35	XLON	84202842000089438-E0Wjhg5tCmdS20170831
3709	221.0500	31-Aug-2017 15:57:35	XLON	84202842000089438-E0Wjhg5tCmdN20170831
8047	221.0000	31-Aug-2017 15:57:56	XLON	84402844000090223-E0Wjhg5tCn4z20170831
2991	220.9500	31-Aug-2017 15:58:00	XLON	84202842000090258-E0Wjhg5tCnGu20170831
279	221.0500	31-Aug-2017 16:00:08	XLON	84202842000090945-E0Wjhg5tCrax20170831
2521	221.0500	31-Aug-2017 16:00:08	XLON	84202842000090945-E0Wjhg5tCrb220170831
4188	221.0000	31-Aug-2017 16:00:27	XLON	84202842000090713-E0Wjhg5tCsUB20170831
3071	221.0000	31-Aug-2017 16:00:27	XLON	84402844000090879-E0Wjhg5tCsUH20170831
4685	221.0500	31-Aug-2017 16:01:25	XLON	84202842000091365-E0Wjhg5tCuKG20170831
639	221.0500	31-Aug-2017 16:01:25	XLON	84202842000091365-E0Wjhg5tCuKI20170831
2483	221.0500	31-Aug-2017 16:01:25	XLON	84202842000091365-E0Wjhg5tCuKE20170831
2910	221.0500	31-Aug-2017 16:01:25	XLON	84202842000091365-E0Wjhg5tCuKC20170831
2490	221.0500	31-Aug-2017 16:01:25	XLON	84202842000091365-E0Wjhg5tCuKA20170831
1418	221.0000	31-Aug-2017 16:01:49	XLON	84202842000091246-E0Wjhg5tCuqu20170831

14190	221.0000	31-Aug-2017 16:01:49	XLON	84202842000091246-E0Wjhg5tCuqk20170831
163	221.0000	31-Aug-2017 16:02:42	XLON	84402844000091672-E0Wjhg5tCwWf20170831
65	221.0500	31-Aug-2017 16:03:27	XLON	84202842000091920-E0Wjhg5tCxlh20170831
3090	221.0500	31-Aug-2017 16:03:27	XLON	84202842000091920-E0Wjhg5tCxlf20170831
13719	221.0500	31-Aug-2017 16:04:37	XLON	84202842000092290-E0Wjhg5tCzvu20170831
10609	221.0500	31-Aug-2017 16:04:37	XLON	84402844000092191-E0Wjhg5tCzvZ20170831
4931	221.0500	31-Aug-2017 16:04:37	XLON	84402844000092279-E0Wjhg5tCzw120170831
3850	221.0500	31-Aug-2017 16:04:37	XLON	84402844000092279-E0Wjhg5tCzvw20170831
3843	221.0500	31-Aug-2017 16:04:37	XLON	84202842000092290-E0Wjhg5tCzvs20170831
8648	221.0500	31-Aug-2017 16:04:37	XLON	84402844000092191-E0Wjhg5tCzvq20170831
1232	221.0500	31-Aug-2017 16:04:37	XLON	84402844000092191-E0Wjhg5tCzve20170831
163	221.0500	31-Aug-2017 16:07:57	XLON	84402844000093317-E0Wjhg5tD71720170831
9708	221.1000	31-Aug-2017 16:08:24	XLON	84402844000093456-E0Wjhg5tD85s20170831
4075	221.1000	31-Aug-2017 16:08:24	XLON	84402844000093456-E0Wjhg5tD85u20170831
3000	221.1000	31-Aug-2017 16:09:22	XLON	84202842000093778-E0Wjhg5tD9cc20170831
16142	221.1000	31-Aug-2017 16:09:34	XLON	84402844000093831-E0Wjhg5tD9uV20170831
15036	221.1500	31-Aug-2017 16:10:43	XLON	84202842000094034-E0Wjhg5tDCHP20170831

141	221.2000	31-Aug-2017 16:11:45	XLON	84402844000094564-E0Wjhg5tDELo20170831
2930	221.2000	31-Aug-2017 16:11:45	XLON	84402844000094564-E0Wjhg5tDELm20170831
5249	221.2500	31-Aug-2017 16:13:07	XLON	84202842000094853-E0Wjhg5tDGlx20170831
3350	221.2500	31-Aug-2017 16:13:07	XLON	84402844000094900-E0Wjhg5tDGm120170831
18417	221.2000	31-Aug-2017 16:14:55	XLON	84402844000095608-E0Wjhg5tDKg820170831
18417	221.1500	31-Aug-2017 16:15:05	XLON	84202842000095567-E0Wjhg5tDLA920170831
5800	221.1500	31-Aug-2017 16:15:05	XLON	84202842000095657-E0Wjhg5tDLA320170831
2482	221.1500	31-Aug-2017 16:15:05	XLON	84202842000095657-E0Wjhg5tDLA520170831
5113	221.1500	31-Aug-2017 16:15:05	XLON	84202842000095657-E0Wjhg5tDLA720170831
613	221.2000	31-Aug-2017 16:16:02	XLON	84402844000096099-E0Wjhg5tDN7320170831
61	221.2000	31-Aug-2017 16:16:02	XLON	84402844000096099-E0Wjhg5tDN7120170831
13163	221.1500	31-Aug-2017 16:16:07	XLON	84202842000096066-E0Wjhg5tDNFV20170831
11408	221.1000	31-Aug-2017 16:16:10	XLON	84402844000096100-E0Wjhg5tDNPr20170831
3000	221.1500	31-Aug-2017 16:17:53	XLON	84402844000096585-E0Wjhg5tDRCB20170831
2800	221.1500	31-Aug-2017 16:17:53	XLON	84402844000096585-E0Wjhg5tDRC720170831
196	221.1500	31-Aug-2017 16:17:53	XLON	84402844000096585-E0Wjhg5tDRC920170831

2500	221.1500	31-Aug-2017 16:17:53	XLON	84402844000096585-E0Wjhg5tDRC520170831
15321	221.1000	31-Aug-2017 16:18:41	XLON	84202842000096496-E0Wjhg5tDSf020170831
7529	221.2000	31-Aug-2017 16:20:05	XLON	84202842000097080-E0Wjhg5tDW4v20170831
6594	221.1500	31-Aug-2017 16:20:29	XLON	84402844000097013-E0Wjhg5tDX8T20170831
1000	221.3000	31-Aug-2017 16:21:07	XLON	84402844000097742-E0Wjhg5tDZ7v20170831
2000	221.3000	31-Aug-2017 16:21:07	XLON	84402844000097742-E0Wjhg5tDZ7t20170831
3229	221.3000	31-Aug-2017 16:21:07	XLON	84402844000097742-E0Wjhg5tDZ7r20170831
547	221.3000	31-Aug-2017 16:21:07	XLON	84402844000097742-E0Wjhg5tDZ7z20170831
1000	221.3000	31-Aug-2017 16:21:07	XLON	84402844000097742-E0Wjhg5tDZ7x20170831
5106	221.2500	31-Aug-2017 16:22:06	XLON	84402844000097801-E0Wjhg5tDb3T20170831
2524	221.2500	31-Aug-2017 16:22:06	XLON	84402844000097801-E0Wjhg5tDb3L20170831
4717	221.2000	31-Aug-2017 16:22:59	XLON	84202842000098291-E0Wjhg5tDcyY20170831
3657	221.2000	31-Aug-2017 16:22:59	XLON	84202842000098291-E0Wjhg5tDcya20170831
613	221.2500	31-Aug-2017 16:24:22	XLON	84202842000098818-E0Wjhg5tDgmN20170831
1127	221.2500	31-Aug-2017 16:24:22	XLON	84202842000098818-E0Wjhg5tDgmL20170831
4039	221.2500	31-Aug-2017 16:24:22	XLON	84202842000098818-E0Wjhg5tDgmP20170831
4045	221.2500	31-Aug-2017 16:25:16	XLON	84202842000098974-E0Wjhg5tDj9g20170831

3522	221.3000	31-Aug-2017 16:26:07	XLON	84202842000099565-E0Wjhg5tDlTM20170831
1410	221.3000	31-Aug-2017 16:26:08	XLON	84202842000099565-E0Wjhg5tDlXo20170831
3110	221.3000	31-Aug-2017 16:26:17	XLON	84402844000099601-E0Wjhg5tDlwz20170831
4577	221.3000	31-Aug-2017 16:26:17	XLON	84202842000099565-E0Wjhg5tDlwx20170831
6007	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm4L20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3R20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3V20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3L20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3Y20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3P20170831
161	221.2500	31-Aug-2017 16:26:18	XLON	84202842000099566-E0Wjhg5tDm3J20170831
3630	221.3500	31-Aug-2017 16:27:44	XLON	84402844000100245-E0Wjhg5tDphs20170831
1975	221.4000	31-Aug-2017 16:27:58	XLON	84402844000100333-E0Wjhg5tDqFL20170831
6501	221.4000	31-Aug-2017 16:27:58	XLON	84402844000100333-E0Wjhg5tDqFZ20170831
6627881	220.8511	31-Aug-2017 17:27:30	XLON	4958020602623978125-20170831

This announcement will also be available on Vodafone’s website at:

http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

01 September 2017

RNS: 5891P

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2017:

Vodafone’s issued share capital consists of 28,814,670,568 ordinary shares of US$0.20 20/21 of which 1,427,128,022 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,387,542,546. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

04 September 2017

RNS: 6570P

4 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone and thereby to avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	1 September 2017
Number of ordinary shares of 20 20/21US cents each purchased:	9,738,225
Highest price paid per share (pence):	221.9000
Lowest price paid per share (pence):	219.9000
Volume weighted average price paid per share (pence):	219.9231

Vodafone intends to hold the purchased shares in treasury. Following the purchase of these shares, Vodafone holds 1,435,551,975 of its ordinary shares in treasury and has 27,379,118,593 ordinary shares in issue (excluding treasury shares).

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 1 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 219.5000 pence per share as one transaction at 17:08 (BST) on the London Stock Exchange (transaction reference: 5147710547671138478-20170901 and

•                  purchase 3,110,344 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 1 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:08 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases - aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	220.8246	3,110,344
LSE	219.5000	6,627,881

Schedule of purchases - individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6570P_-2017-9-1.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

05 September 2017

RNS: 7905P

5 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone and thereby to avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	4 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,712,139
Highest price paid per share (pence):	219.8500
Lowest price paid per share (pence):	217.4000
Volume weighted average price paid per share (pence):	218.0876

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,444,943,272 of its ordinary shares in treasury and have 27,369,727,296 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 4 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 217.9500 pence per share as one transaction at 17:03 (BST) on the London Stock Exchange (transaction reference: 5715749040905795907-20170904 and

•                  purchase 3,084,258 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 4 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:03 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	218.3833	3,084,258
LSE	217.9500	6,627,881

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7905P_-2017-9-4.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

06 September 2017

RNS: 9075P

6 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	5 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,523,139
Highest price paid per share (pence):	220.1000
Lowest price paid per share (pence):	216.1000
Volume weighted average price paid per share (pence):	216.8696

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,454,399,792 of its ordinary shares in treasury and have 27,360,270,776 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 5 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.3250 pence per share as one transaction at 17:05

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

(BST) on the London Stock Exchange (transaction reference: 5907620417022473257-20170905); and

•                  purchase 2,895,258 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 5 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:05 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.3250	6,627,881
LSE	218.1163	2,895,258

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9075P_-2017-9-5.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

07 September 2017

RNS: 0412Q

7 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	6 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,337,412
Highest price paid per share (pence):	216.5500
Lowest price paid per share (pence):	214.4500
Volume weighted average price paid per share (pence):	215.4866

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,463,639,224 of its ordinary shares in treasury and have 27,351,031,344 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 6 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.4750 pence per share as one transaction at 17:23 (BST) on the London Stock Exchange (transaction reference: 6099282885929865926-20170906); and

•                  purchase 2,709,531 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 6 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:23 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.4750	6,627,881
LSE	215.5150	2,709,531

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0412Q_-2017-9-6.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

08 September 2017

RNS: 1676Q

8 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	7 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,460,535
Highest price paid per share (pence):	216.0500
Lowest price paid per share (pence):	213.4500
Volume weighted average price paid per share (pence):	215.0302

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,473,099,759 of its ordinary shares in treasury and have 27,341,577,069 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 7 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.0302 pence per share as one transaction at 17:30 (BST) on the London Stock Exchange (transaction reference: 6286191066558784338-20170907); and

•                  purchase 2,832,654 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 7 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:30 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.0302	6,627,881
LSE	215.0302	2,832,654

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1676Q_-2017-9-7.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

11 September 2017

RNS: 2938Q

11 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	8 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,403,358
Highest price paid per share (pence):	214.7000
Lowest price paid per share (pence):	212.9000
Volume weighted average price paid per share (pence):	213.5885

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,482,503,117 of its ordinary shares in treasury and have 27,332,173,711 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 8 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 213.5885 pence per share as one transaction at 17:00 (BST) on the London Stock Exchange (transaction reference: 6477178468340870647-20170908); and

•                  purchase 2,775,477 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 8 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:04 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	213.5885	6,627,881
LSE	213.5885	2,775,477

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2938Q_-2017-9-8.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

12 September 2017

RNS: 4284Q

12 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	11 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,487,861
Highest price paid per share (pence):	216.8000
Lowest price paid per share (pence):	213.8500
Volume weighted average price paid per share (pence):	215.3391

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,491,347,353 of its ordinary shares in treasury and have 27,323,329,475 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 11 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.3391 pence per share as one transaction at 17:08 (BST) on the London Stock Exchange (transaction reference: 7048040507435672633-20170911); and

•                  purchase 2,859,980 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 11 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:08 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.3391	6,627,881
LSE	215.3391	2,859,980

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4284Q_-2017-9-11.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

13 September 2017

RNS: 5637Q

13 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	12 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,446,518
Highest price paid per share (pence):	217.1000
Lowest price paid per share (pence):	213.8000
Volume weighted average price paid per share (pence):	214.7592

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,500,752,549 of its ordinary shares in treasury and have 27,313,924,279 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 12 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 214.5750 pence per share as one transaction at 17:55 (BST) on the London Stock Exchange (transaction reference: 7238810172901302589-20170912); and

•                  purchase 2,818,637 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 12 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:55 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	214.5750	6,627,881
LSE	215.1924	2,818,637

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5637Q_-2017-9-12.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

14 September 2017

RNS: 6883Q

14 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	13 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	9,708,101
Highest price paid per share (pence):	215.6000
Lowest price paid per share (pence):	213.1000
Volume weighted average price paid per share (pence):	214.2911

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,510,460,650 of its ordinary shares in treasury and have 27,304,216,178 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 13 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 214.2911 pence per share as one transaction at 17:06 (BST) on the London Stock Exchange (transaction reference: 7428238434181074347-20170913); and

•                  purchase 3,080,220 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 13 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:06 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	214.2911	6,627,881
LSE	214.2911	3,080,220

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6883Q_-2017-9-13.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

15 September 2017

RNS: 8213Q

15 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	14 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	10,234,565
Highest price paid per share (pence):	214.6500
Lowest price paid per share (pence):	210.1500
Volume weighted average price paid per share (pence):	210.8730

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,520,695,215 of its ordinary shares in treasury and have 27,293,981,613 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 14 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 210.0250 pence per share as one transaction at 17:26 (BST) on the London Stock Exchange (transaction reference: 7617301657600413981-20170914); and

•                  purchase 3,606,684 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 14 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:26 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	210.0250	6,627,881
LSE	212.4312	3,606,684

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8213Q_-2017-9-14.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

18 September 2017

RNS: 9555Q

18 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	15 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	11,910,088
Highest price paid per share (pence):	211.1500
Lowest price paid per share (pence):	205.5500
Volume weighted average price paid per share (pence):	206.9833

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,532,605,303 of its ordinary shares in treasury and have 27,282,071,525 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 15 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 206.4250 pence per share as one transaction at 17:28 (BST) on the London Stock Exchange (transaction reference: 7810661772461086860-20170915); and

•                  purchase 5,282,207 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 15 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:28 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	206.4250	6,627,881
LSE	207.6838	5,282,207

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9555Q_-2017-9-15.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

19 September 2017

RNS: 0912R

19 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	18 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	12,804,937
Highest price paid per share (pence):	209.7500
Lowest price paid per share (pence):	207.3500
Volume weighted average price paid per share (pence):	208.8409

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,545,266,080 of its ordinary shares in treasury and have 27,269,410,748 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 18 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 208.8409 pence per share as one transaction at 17:16 (BST) on the London Stock Exchange (transaction reference: 8376382495184405650-20170918); and

•                  purchase 6,177,056 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 18 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:16 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	208.8409	6,627,881
LSE	208.8409	6,177,056

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0912R_-2017-9-18.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

20 September 2017

RNS: 2172R

20 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	19 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,201,523
Highest price paid per share (pence):	211.3000
Lowest price paid per share (pence):	208.4000
Volume weighted average price paid per share (pence):	209.4004

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold1,558,384,173 of its ordinary shares in treasury and have 27,256,292,655 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 19 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 209.4004 pence per share as one transaction at 17:31 (BST) on the London Stock Exchange (transaction reference: 8572432015486615970-20170919); and

•                  purchase 6,573,642 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 19 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:31 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	209.4004	6,627,881
LSE	209.4004	6,573,642

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2172R_-2017-9-19.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

21 September 2017

RNS: 3550R

21 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	20 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,622,067
Highest price paid per share (pence):	211.4500
Lowest price paid per share (pence):	209.0500
Volume weighted average price paid per share (pence):	210.4083

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,572,006,240 of its ordinary shares in treasury and have 27,242,670,588 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 20 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 210.1250 pence per share as one transaction at 17:10 (BST) on the London Stock Exchange (transaction reference: 8755612851697370403-20170920); and

•                  purchase 6,994,186 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 20 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:10 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	210.1250	6,627,881
LSE	210.6768	6,994,186

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3550R_-2017-9-20.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

22 September 2017

RNS: 4996R

22 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	21 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,843,316
Highest price paid per share (pence):	210.65
Lowest price paid per share (pence):	207.80
Volume weighted average price paid per share (pence):	208.4474

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,585,849,556 of its ordinary shares in treasury and have 27,228,827,272 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 21 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 210.1250 pence per share as one transaction at 17:10 (BST) on the London Stock Exchange (transaction reference: 8949032340185947809-20170921); and

•                  purchase 7,215,435 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 21 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:10 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	208.1000	6,627,881
LSE	208.7666	7,215,435

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4996R_-2017-9-21.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

25 September 2017

RNS: 6286R

25 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	22 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	14.169,294
Highest price paid per share (pence):	209.45
Lowest price paid per share (pence):	207.10
Volume weighted average price paid per share (pence):	208.1435

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,600,018,850 of its ordinary shares in treasury and have 27,214,657,978 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 22 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 208.1473 pence per share as one transaction at 17:21 (BST) on the London Stock Exchange (transaction reference: 9139261045930728474-20170922); and

•                  purchase 7,541,413 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 22 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:21 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	208.1473	6,627,881
LSE	208.1401	7,541,413

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6286R_-2017-9-22.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

26 September 2017

RNS: 7634R

26 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	25 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	14,427,503
Highest price paid per share (pence):	209.3000
Lowest price paid per share (pence):	206.3000
Volume weighted average price paid per share (pence):	207.7639

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,614,327,251 of its ordinary shares in treasury and have 27,200,349,577 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 25 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 207.7639 pence per share as one transaction at 17:05 (BST) on the London Stock Exchange (transaction reference: 476758686497537974-20170925); and

•                  purchase 7,799,622 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 25 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:05 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	207.7639	6,627,881
LSE	207.7639	7,799,622

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7634R_-2017-9-25.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

27 September 2017

RNS: 8936R

27 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	26 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	15,556,997
Highest price paid per share (pence):	210.1500
Lowest price paid per share (pence):	208.3000
Volume weighted average price paid per share (pence):	208.8726

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,629,856,002 of its ordinary shares in treasury and have 27,184,820,826 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 26 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 208.4750 pence per share as one transaction at 17:13 (BST) on the London Stock Exchange (transaction reference: 670811493683715323-20170926); and

•                  purchase 8,929,116 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 26 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:13 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	208.4750	6,627,881
LSE	209.1678	8,929,116

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8936R_-2017-9-26.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

28 September 2017

RNS: 0226S

28 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	27 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	15,681,447
Highest price paid per share (pence):	209.9500
Lowest price paid per share (pence):	207.8500
Volume weighted average price paid per share (pence):	208.6982

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,645,537,449 of its ordinary shares in treasury and have 27,169,139,379 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 27 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 208.2250 pence per share as one transaction at 17:16 (BST) on the London Stock Exchange (transaction reference: 864613612218758489-20170927); and

•                  purchase 9,053,566 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 27 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:15 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	208.2250	6,627,881
LSE	209.0446	9,053,566

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0226S_-2017-9-27.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

29 September 2017

RNS: 1633S

29 September 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	28 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	15,586,044
Highest price paid per share (pence):	208.6000
Lowest price paid per share (pence):	205.0500
Volume weighted average price paid per share (pence):	205.9306

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,661,113,854 of its ordinary shares in treasury and have 27,153,562,974 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 28 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 205.2750 pence per share as one transaction at 17:08 (BST) on the London Stock Exchange (transaction reference: 1052476168940569942-20170928); and

•                  purchase 8,958,163 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 28 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:07 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	205.2750	6,627,881
LSE	206.4156	8,958,163

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1633S_-2017-9-28.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	October 10, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary